Filed by Tele Norte Leste Participações S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Brasil Telecom Participações S.A.

Commission File No.: 001-14477

Subject Company: Coari Participações S.A.

Commission File No.: 132-02657

Subject Company: Brasil Telecom S.A.

Commission File No.: 001-15256

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY TELE NORTE LESTE PARTICIPAÇÕES S.A., TELEMAR NORTE LESTE S.A., COARI PARTICIPAÇÕES S.A., BRASIL TELECOM PARTICIPAÇÕES S.A. AND/OR BRASIL TELECOM S.A. RELATING TO THE PROPOSED MERGER OF BRASIL TELECOM PARTICIPAÇÕES S.A. WITH AND INTO BRASIL TELECOM S.A.

*  *  *  *  *

Additional Information and Where to Find It:

This communication contains information with respect to:

•	the proposed merger (incorporação) of Brasil Telecom Participações S.A. (“Brasil Telecom Holding”) with and into Brasil Telecom S.A. (“Brasil Telecom”);

•	the proposed share exchange (incorporação de ações) between Brasil Telecom and Coari Participações S.A. (“Coari”); and

•	the proposed merger (incorporação) of Coari with and into Telemar Norte Leste S.A. (“Telemar”).

In connection with the merger of Brasil Telecom Holding with and into Brasil Telecom, Brasil Telecom (1) has filed with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of Brasil Telecom Holding, and (2) has filed and will file with the Commission other documents regarding the merger.

In connection with the proposed share exchange between Brasil Telecom and Coari, Coari plans to file with the Commission (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of Brasil Telecom, and (2) other documents regarding the proposed share exchange.

In connection with the proposed merger of Coari with and into Telemar, Telemar plans to file with the Commission (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of Coari, and (2) other documents regarding the proposed merger.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed share exchange and mergers.

Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed share exchange and mergers, when available, free of charge on the Commission’s website at www.sec.gov or from the issuer of the relevant securities, Brasil Telecom, Coari or Telemar, as applicable.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to Tele Norte Leste Participações S.A., Telemar, Coari, Brasil Telecom Holding and Brasil Telecom, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.

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EXHIBITS

Exhibit Number	Description of Document
1	Earnings Release of Tele Norte Leste Participações S.A., Telemar Norte Leste S.A., Brasil Telecom Participações S.A. and Brasil Telecom S.A. for the Second Quarter of 2009, dated August 13, 2009.

2	Investor Presentation dated August 13, 2009 to accompany Earnings Call of Tele Norte Leste Participações S.A., Telemar Norte Leste S.A., Brasil Telecom Participações S.A. and Brasil Telecom S.A. held on August 14, 2009.

2

Exhibit 1

Investor Relations | 2Q09

Press Release

Consolidated information and results

(unaudited)

This report contains the operational and financial data for Tele Norte Leste Participações and its direct and indirect subsidiaries on the second quarter of 2009

TELE NORTE LESTE PARTICIPAÇÕES S.A.
www.oi.com.br/ir

TNE LISTED NYSE
COMPANHIA BOVESPA LISTADA
Índice de Sustentabilidade Empresarial ISE Carteira 2008 - 2009

UPCOMING EVENTS: CONFERENCE CALLS

PORTUGUESE		ENGLISH

DATE:	Friday, August 14, 2009 11:00am (Rio) - 10:00am (NY)	DATE:	Friday, August 14, 2009 1:00pm (Rio) - 12:00pm (NY)

ACCESS:	Phone: (55 11) 2188-0188 Code: Oi Replay: (55 11) 2188-0188 Available until August 22, 2009 Code: Oi	ACCESS:	Phone: 800–860–2442 (U.S.) 1 412–858–4600 (Brazil / other countries) Code: Oi Replay: 877–344–7529 (U.S.) 1 412 317 0088 (Brazil / other countries) Available until August 22, 2009 (code 432108 #)

WEBCAST:	Click Here	WEBCAST:	Click Here

A complementary presentation will be available before the start of the conference call at http://www.oi.com.br/ir

CONTENTS

1	HIGHLIGHTS	4

2	OPERATING PERFORMANCE	5

3	CONSOLIDATED RESULTS	7

4	DEBT AND CAPITAL EXPENDITURE	15

5	ADDITIONAL INFORMATION	18

6	FINANCIAL STATEMENTS	25

Tele Norte Leste Participações	Telemar Norte Leste
Outstanding shares (‘000): 382,425	Outstanding shares (‘000): 238,391
TNLP3: R$34.92	TMAR3: R$61.22
TNLP4: R$29.22	TMAR5: R$50.90
TNE: US$14.87 ADR	TMAR6: R$38.02
Market Capitalization (Million): R$12,697; US$6,506	Market Capitalization (Million): R$14,045 US$7,197

Brasil Telecom Participações	Brasil Telecom
Outstanding shares (‘000): 362,488	Outstanding shares (‘000): 547,719
BRTP3: R$33.99	BRTO3: R$55.50
BRTP4: R$15.31	BRTO4: R$13.05
BRP: US$38.40 ADR	BTM: US$19.57 ADR
Market Capitalization (Million): R$8,026; US$4,112	Market Capitalization (Million): R$17,743 US$9,092

Notes: (1) Prices at the end of 2Q09; (2) Outstanding ex-treasury shares; (3) Market Value based on unadjusted shares.

August 13, 2009	www.oi.com.br/ir	1

Rio de Janeiro, August 13, 2009: Tele Norte Leste Participações S.A. (Bovespa: TNLP4 and TNLP3), Telemar Norte Leste S.A. (Bovespa: TMAR3, TMAR5 and TMAR6), Brasil Telecom Participações S.A. (Bovespa: BRTP3 and BRTP4) and Brasil Telecom S.A. (Bovespa: BRTO3 and BRTO4) are pleased to announce their results for the second quarter of 2009. This release contains the consolidated results of Tele Norte Leste Participações and its direct and indirect subsidiaries as of June 30, 2009. In order to better understand the results and view the progression form past performance, we present the pro-forma 2Q08 consolidated figures for TNLP (Oi) and BrTP.

Message to our Shareholders:

With the aim of updating our shareholders and the market on the integration of Oi and Brt, we wish to share the status of this important moment.

From a corporate standpoint: (i) As of the end of June, the acquisition of Brasil Telecom ON shares was completed by means of a Mandatory Tender Offer. After this stage, a total of R$12.4 billion had been disbursed for the acquisition of a 55% stake in Brasil Telecom Participações and an 11% interest in Brasil Telecom S.A.. Considering the stake that BrTP already held in BrTO, the latter will have a 22% free float. (ii) As of the end of July, following the end of the quarter, we carried out the first stage of the corporate simplification plan, during which several shareholders’ meetings were held to approve the incorporation of many holdings into BrTP and BrTO, without affecting current shareholding ownership.

From an operating perspective, shortly after the BrT’s acquisition we began to integrate both companies, seeking to achieve immediate synergies and to consolidate commercial practices. The priority of the Company’s management team is to quickly obtain benefits from the integration and to generate as much cash as possible in order to reduce Oi’s net debt. The main actions that we carried out include:

•

Management: Oi’s senior managers are concentrated in Rio de Janeiro in a single and integrated organization that covers all operations. In addition, there were the unification of many departments such as accounting, supply planning, legal, treasury, human resources, auditing, investor relations, among others;

•

Unification of the Network Operating Center in Rio de Janeiro: The operational integration of the Telecom networks was finalized, in order to provide the best technical quality in the market. Therefore, the old network operating centers were merged into one single unit in Rio de Janeiro, in addition to several processes in use at both companies, the data centers, IT-Information Technology areas and contracts for computer support and services, among others.

•

Review of the internal and external plant maintenance model: By targeting an improvement in the quality of services and a reducing spending on network maintenance, the internal and external plant maintenance model was reviewed. The new model was applied to the internal plant leading to significant synergy gains (to be incorporated just in the second half of the year), while the review of the external plant has yet to be conducted;

•

Launch of the “Oi” brand in Region II: During the initial months of the year, all of Brasil Telecom’s brand impressions were mapped and the migration process started. In less than one month about 10 thousand public

August 13, 2009	www.oi.com.br/ir	2

telephones, 80 stores and kiosks, more than 700 authorized stores and roughly 1,000 sales counters had been migrated. Additionally, every call center attendant and field technician has been re-trained and their service routines altered.

In support of this migration, many marketing campaigns supporting the launch of the Oi brand in the Brasil Telecom region was conducted. These campaigns conveyed Oi-brand messages such as freedom and simplicity.

•

“Oi” offers launched in the wireless segment: In May Oi entered Region II and offered the “Oi Ligadores” prepaid plan, migrating 100% of sales to naked sim card sales. This offer enabled Oi to add one million customers in just one month. The company kept working to align its mobile portfolios and launched the post paid plans “Oi Controle” (the “control” post paid plan) and “Oi Conta” (the post paid plan) in June.

•

Implementation of a single sales and service model: A single model for sales and service operations for all of Oi’s channels is being implemented. The “retail” market area was restructured in order to focus on small-scale retail channels with exclusive distributors, thus guaranteeing greater efficiency and expanding the company’s distribution. This action was followed by an expansion of virtual recharge through the launch of Oi PDV.

The company’s stores are being migrated to Oi’s franchise model, which will enable more sales, better relationship with clients and a gain in distribution. As for the authorized agents, the focus is being redirected to the post-paid segment. The “corporate” segment is aiming to consolidate a nationwide approach to customers.

•

Other initiatives: In all, more than 40 actions directed to boost efficiency in the two companies’ combined operations have already been implemented. Some of these actions have already generated savings, while others will only amount to lower costs in the coming months. In addition to these described measures, we highlight actions adopted to curb roaming costs, costs of goods sold (sim cards mostly), interconnection costs and the review of the company’s logistics.

The project started six months ago and we now have a better perception of what is feasible for the full year. Our analysis point to cost savings and CAPEX-synergy benefits for 2009.

The two companies will fully integrate by the start of 2010. This process will prepare Oi for a new operating level, whose results will only start being felt next year. In 2010 the company will stop having non-recurring impacts linked to the integration process and to the start-up in São Paulo.

August 13, 2009	www.oi.com.br/ir	3

1) HIGHLIGHTS IN 2Q09:

•	59.8 million Revenue Generating Units (RGUs) at the end of June 2009, with 2.2 million net additions in the quarter.

•

Oi Mobile ended the period with almost 34 million customers, boosted by the start of the portfolio integration with Brasil Telecom through the launch of the “Oi Ligadores” campaign in Region II, in addition to the São Paulo operation. Oi’s nationwide market share in this segment rose from 19.0% in June 2008 to 21.3% in June 2009.

•

224 thousand new customers in fixed broadband and 3G mini modems in 2Q09, of which 128 thousand were via ADSL/cable and 96 thousand via mini modems. Additionally, approximately 44 thousand new customers were added to the mobile broadband (3G) services via data plans. The total of new broadband customers (fixed and mobile) added to 268 thousand in the quarter.

•

Consolidated gross revenue totaled R$11.2 billion, stable as compared to the previous quarter and 2.9% higher than that in 2Q08. During this period, the company was not very active in marketing in Region II, which was reflected in the performance of wireline and broadband services in that region. “Oi” offers will be launched during the second half for these services.

•

Consolidated adjusted EBITDA totaled R$2.4 billion in the quarter, 6.6% lower year-over-year mostly due to the São Paulo operation, which is still in its launch phase. Recurring EBITDA rose 3.0% in the quarter.

•

Consolidated Net Debt at Oi ended June 2009 at R$21.6 billion, or 2.2x consolidated adjusted EBITDA for the past 12 months, following the disbursement for the acquisition of shares held by the minority shareholders of Brasil Telecom in the Mandatory Tender Offer.

•

In addition to non-recurring operating impacts, the R$146 million loss (R$-0.38 per share and US$-0.18 per ADR) stems, mainly, from a temporary fiscal distortion due to the amortization of premium related to the BrT acquisition. We highlight that throughout 2Q09 this premium was still on the balance sheets of the holding companies that were created to acquire BrTP, thus not generating fiscal saving yet.

August 13, 2009	www.oi.com.br/ir	4

Table 1 – Consolidated Financial Indicators

	Quarter							Half-Year
TNL Consolidated - R$ million	2Q08 Pro forma*	1Q09	2Q09	QoQ		YoY		1H08 Pro forma*	1H09	YoY
Net Revenue	7,478	7,487	7,302	-2.5%		-2.4%		14,709	14,789	0.5%
EBITDA	2,435	2,192	2,323	6.0%		-4.6%		5,019	4,515	-10.0%
EBITDA Margin (%)	32.6%	29.3%	31.8%	2.5	p.p.	-0.8	p.p.	34.1%	30.5%	-3.6	p.p.
Adjusted EBITDA	2,623	2,377	2,449	3.0%		-6.6%		5,207	4,826	-7.3%
Adjusted EBITDA Margin (%)	35.1%	31.7%	33.5%	1.8	p.p.	-1.6	p.p.	35.4%	32.6%	-2.8	p.p.
Net Earnings	288	11	-146	-1427.3%		-150.7%		852	-135	-115.8%

Net Debt	7,905	19,196	21,638	12.7%		173.7%		7,905	21,638	173.7%
Available Cash	10,497	6,676	7,968	19.4%		-24.1%		10,497	7,968	-24.1%
CAPEX	2,599	905	940	3.9%		-63.8%		3,406	1,845	-45.8%
Net Debt / Adjusted EBITDA	0.8	1.9	2.2	15.8%		175.0%		0.8	2.2	175.0%

TMAR Consolidated - R$ million	2Q08 Pro forma*	1Q09	2Q09	QoQ		YoY		1H08 Pro forma*	1H09	YoY
Net Revenue	7,460	7,469	7,284	-2.5%		-2.4%		14,671	14,754	0.6%
EBITDA	2,450	2,204	2,333	5.9%		-4.8%		5,056	4,537	-10.3%
EBITDA Margin (%)	32.8%	29.5%	32.0%	2.5	p.p.	-0.8	p.p.	34.5%	30.8%	-3.7	p.p.
Adjusted EBITDA	2,638	2,389	2,459	2.9%		-6.8%		5,244	4,848	-7.6%
Adjusted EBITDA Margin (%)	35.4%	32.0%	33.8%	1.8	p.p.	-1.6	p.p.	35.7%	32.9%	-2.8	p.p.
Net Earnings	411	2	-178	-9000.0%		-143.3%		1,043	-175	-116.8%

BRTP Consolidated - R$ million	2Q08	1Q09	2Q09	QoQ		YoY		1H08	1H09	YoY
Net Revenue	2,857	2,768	2,648	-4.3%		-7.3%		5,655	5,415	-4.2%
EBITDA	1,152	461	-574	-224.5%		-149.8%		2,107	-113	-105.4%
EBITDA Margin (%)	40.3%	16.7%	-21.7%	-38.4	p.p.	-62.0	p.p.	37.3%	-2.1%	-39.4	p.p.
Adjusted EBITDA	1,007	910	1,030	13.2%		2.3%		1,962	1,940	-1.1%
Adjusted EBITDA Margin (%)	35.2%	32.9%	38.9%	6.0	p.p.	3.7	p.p.	34.7%	35.8%	1.1	p.p.
Net Earnings	268	-23	-449	-1852.2%		-267.5%		518	-473	-191.3%

BRTO Consolidated - R$ million	2Q08	1Q09	2Q09	QoQ		YoY		1H08	1H09	YoY
Net Revenue	2,858	2,768	2,648	-4.3%		-7.3%		5,656	5,415	-4.3%
EBITDA	1,126	468	-571	-222.0%		-150.7%		2,072	-102	-104.9%
EBITDA Margin (%)	39.4%	16.9%	-21.6%	-38.5	p.p.	-61.0	p.p.	36.6%	-1.9%	-38.5	p.p.
Adjusted EBITDA	981	917	1,033	12.6%		5.3%		1,927	1,951	1.2%
Adjusted EBITDA Margin (%)	34.3%	33.1%	39.0%	5.9	p.p.	4.7	p.p.	34.1%	36.0%	1.9	p.p.
Net Earnings	321	-80	-722	-802.5%		-324.9%		645	-802	-224.3%

*	The pro-forma consolidation was made from Invitel consolidated, the parent company of BrTP.

2) CONSOLIDATED OPERATING PERFORMANCE:

Following the acquisition of Brasil Telecom Participações in January 2009, below are the consolidated pro forma figures related to 2Q08 for comparison purposes.

The company ended 2Q09 with 59.8 million Revenue Generating Units (RGUs), 3.7% higher quarter-over-quarter and 17.6% above the 2Q08 level. Once again, the result was influenced by the expansion of the wireless user base and fixed broadband internet services.

August 13, 2009	www.oi.com.br/ir	5

Wireline – Oi Fixed

The fixed lines in service were stable quarter-over-quarter and year-over-year. The fixed to mobile substitution and the increase in competition in some markets are being offset by the rise in offers of converging products (“Oi Conta Total”) and alternative plans, which help retain clients. At the end of 2Q09, alternative plans reached 11,332 thousand users, or 52.1% of fixed lines in service (50.8% in 1Q09).

Broadband – Oi Velox

The fixed broadband accesses totaled 4,066 thousand, 3.2% and 15.7% higher than those in 1Q09 and 2Q08, respectively, accounting for 18.5% of fixed lines in service in the quarter (17.8% in 1Q09). Although net additions exceeded those in the previous quarter by 9%, it is worth mentioning that this performance was not backed by marketing actions in the first five months in Region II, while offers for broadband services similar to those in Region I will only be launched in the second half of this year.

In addition to fixed broadband, we understand that additions to the broadband service through mini-modems must be part of this analysis, because this is a broadband alternative ofered to our clients. In 2Q09, 96 thousand users joined this segment.

The expansion of the broadband user base (ADSL + cable + 3G mini modems) totaled 224 thousand in 2Q09, in a 21.7% growth over 2Q08.

Wireless – Oi Mobile

The wireless base added 2,097 thousand users to end the quarter with 33.9 million customers, accounting for 56.7% of all revenue generating units. In the last 12 months, the mobile segment grew by 8,618 thousand customers (+34.0%), being 3,621 thousand in Region III (SP) where operations began at the end of October of last year and 4,997 thousand from organic growth in Regions I and II (+19.7%).

The prepaid user base rose 7.0% in the quarter and 35.2% since 2Q08, mostly influenced by the successful “Oi Ligadores” campaign. The start of the “Oi Cartão” prepaid offer in Region II in May 2009 contributed positively to the addition of 761 thousand users in the quarter. The performance of the prepaid segment in Region II accounts for 40.2% of net additions in the segment.

The post-paid client base rose by 205 thousand quarter-over-quarter and 1,131 thousand since 2Q08, ending June with 5,183 thousand users (15.3% of the total). The “Oi Conta Total” plan, with 1,276 thousand customers at the end of 2Q09, already amounts to 31% of the post-paid base (29% in 1Q09) in Region I, the only area where it is available.

The 3G mobile internet base, including mini modems and data plans, ended June 2009 with 327 thousand users, with 140 thousand net additions in the quarter.

Oi’s market share and penetration rates in June 2009 by region were:

•	Region I: 30.3% and penetration of 74.0%;

•	Region II: 16.2% and penetration of 91.8%;

August 13, 2009	www.oi.com.br/ir	6

•	Region III: 9.0% and penetration of 98.6%;

Table 2 – Consolidated Operational Indicators

	2Q08 Pro forma	1Q09	2Q09	QoQ		YoY
Wireline Services - “Oi Fixo”
(a) Lines in Service (‘000)	21,993	21,826	21,753	-0.3%		-1.1%
Residential	15,872	15,576	15,459	-0.8%		-2.6%
Commercial	5,263	5,396	5,442	0.9%		3.4%
Public Telephones	858	854	852	-0.2%		-0.7%
Alternatives Plans (‘000)*	9,061	11,084	11,332	2.2%		25.1%
Proportion of Lines in Service (%)	41.2%	50.8%	52.1%	1.3	p.p.	10.9	p.p.
ARPU Oi Fixo (R$)	60.8	58.7	57.3	-2.4%		-5.8%
Broadband Services - “Oi Velox”
(b) Broadband Subscribers (‘000)	3,514	3,938	4,066	3.2%		15.7%
Proportion of Lines in Service (%)	15.7%	17.8%	18.5%	0.7	p.p.	2.8	p.p.
ARPU Broadband (R$)	48.1	45.1	43.1	-4.4%		-10.4%
Wireless Services - “Oi Móvel”
(c) Mobile Subscribers (‘000)	25,314	31,835	33,932	6.6%		34.0%
Pre-Paid Plans	21,263	26,857	28,749	7.0%		35.2%
Post-Paid Plans	4,052	4,978	5,183	4.1%		27.9%
Oi Conta Total (‘000)	783	1,161	1,276	9.9%		63.0%
Market Share Oi (%) - Brazil	19.0%	20.7%	21.3%	0.6	p.p.	2.3	p.p.
Proportion of Net Additions in Brazil (%)	46.3%	60.7%	35.3%	-25.4	p.p.	-11.0	p.p.
Monthly Churn rate (%)	2.5%	2.3%	3.5%	1.2	p.p.	1.0	p.p.
ARPU Oi Móvel (R$)	24.7	21.1	21.0	-0.5%		-15.0%
Vídeo - “Oi TV”
(d) Pay TV Subscribers (‘000)	59	61	62	1.6%		5.1%
RGU - Revenue Generating Unit (a+b+c+d) (‘000)	50,880	57,660	59,813	3.7%		17.6%

*	Alternative plans include “Planos de Minutos”, “Plano Economia”, “Digitronco”, “PABX Virtual” and others.

3) CONSOLIDATED FINANCIAL RESULTS:

3.1) Revenue:

Consolidated gross revenue fell slightly compared with the previous quarter (-0.5%) and grew year-over-year (+2.9%). Again, annual expansion was fueled by the increase in revenues from data services (in spite of aggressive competition mostly in Region II) and from the mobile segment, partly offset by a small reduction in revenue from the traditional wireline segment.

Data and mobile segment revenues became more relevant, presently accounting for 39.3% of the company’s consolidated gross revenue.

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Table 3 – Breakdown of Consolidated Gross Revenue

	Quarter					Half-Year			%
R$ million	2Q08 Pro forma	1Q09	2Q09	QoQ (%)	YoY (%)	1H08 Pro forma	1H09	YoY (%)	1H08 Pro forma	1H09
Wireline	8,784	8,972	8,830	-1.6	0.5	17,447	17,802	2.0	81.9	79.4
Local (exc. - VC1)	3,291	3,289	3,278	-0.3	-0.4	6,609	6,567	-0.6	31.0	29.3
Local Fixed-to-Mobile (VC1)	1,131	1,151	1,129	-1.9	-0.2	2,271	2,281	0.4	10.7	10.2
Long Distance FF + PCS*	1,309	1,222	1,141	-6.6	-12.8	2,553	2,362	-7.5	12.0	10.5
LD Fixed-to-Mobile (VC2/3)*	363	379	349	-7.9	-3.9	745	728	-2.3	3.5	3.2
Network Usage	242	230	192	-16.5	-20.7	448	422	-5.8	2.1	1.9
Data	1,795	2,079	2,114	1.7	17.8	3,446	4,193	21.7	16.2	18.7
Public Phones	270	249	250	0.4	-7.4	615	499	-18.9	2.9	2.2
Additional Services	233	247	244	-1.2	4.7	468	491	4.9	2.2	2.2
Advanced Voice / Other	150	126	133	5.6	-11.3	291	259	-11.0	1.4	1.2

Wireless	2,085	2,270	2,354	3.7	12.9	3,853	4,624	20.0	18.1	20.6
Services	1,974	2,180	2,254	3.4	14.2	3,654	4,434	21.3	17.2	19.8
Subscriptions	433	534	542	1.5	25.2	823	1,076	30.7	3.9	4.8
Outgoing Calls	818	863	885	2.5	8.2	1,476	1,748	18.4	6.9	7.8
Domestic/Inter. Roaming	42	34	27	-20.6	-35.7	81	62	-23.5	0.4	0.3
Network Usage	520	517	566	9.5	8.8	970	1,082	11.5	4.6	4.8
Data / Value Added	160	233	234	0.4	46.3	304	466	53.3	1.4	2.1
Handset Sales	111	89	100	12.4	-9.9	199	190	-4.5	0.9	0.8

Wireline	8,784	8,972	8,830	-1.6	0.5	17,447	17,802	2.0	81.9	79.4
Wireless	2,085	2,270	2,354	3.7	12.9	3,853	4,624	20.0	18.1	20.6

Total Gross Revenue	10,869	11,242	11,184	-0.5	2.9	21,300	22,426	5.3	100.0	100.0

Consolidated Net Revenue	7,478	7,487	7,302	-2.5	-2.4	14,709	14,789	0.5	69.1	65.9

*	Adjusted to adequately reflect revenue from fixed-to-mobile traffic (VC2/3).

Wireline Services:

Gross revenue from wireline services rose 0.5% from 2Q08. Year to date, revenue climbed especially as a result of growth in data revenue (+17.8%), partially offsetting the reduction in long-distance services and remuneration for network use. It must be noted that in general, the sharp reduction in marketing campaigns in Region II in the first five months of the year hit revenue growth in the wireline segment at that region in the quarter.

Local Service:

Fixed-to-Fixed (subscription, traffic, connection fee)	Revenues from fixed-to-fixed local service were stable compared with 1Q09 and 2Q08. The slight reduction in fixed lines in service was partially offset by greater minute packages in the alternative plans, in an attempt to widen recurring revenue. Compared with 2Q08, revenues were positively influenced by the tariff readjustment of July 2008 (Region I: 2.76%; Region II: 3.0%).

Fixed-to-Mobile: (VC1)	Smaller traffic had a major impact on revenue for this service compared with the previous quarter. The tariff readjustment of July 2008 kept revenue stable (-0.2%) in the last 12 months.

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Long Distance Services (LD) – FF + SMP + VC2 and 3:

The 10.9% reduction in long-distance revenue results from a decrease in year-over-year traffic and a reduction in SMP traffic. We point out that in 2Q08 this type of traffic had been positively influenced by an incentive for Oi-originated long-distance calls, with the inclusion of long distance selection code 31 in the bonus of Oi Ligadores.

Remuneration for Network Usage:

Remuneration for fixed network usage, after R$117 million eliminations in transactions among group companies, fell R$38 million in the quarter and R$50 million from 2Q08, basically due to a decrease in traffic. Comparing with 2Q08, it is evident that during that period calls originated on mobile networks and ended on fixed networks were also included in the mobile bonuses.

Data Communication Services:

“Oi Velox” revenues were the highlight in the fixed revenue, helping the quarter-over-quarter (+R$69 million) and year-over-year comparisons (+R$349 million). This result stems from growth in the Oi Velox ADSL access base, which has expanded 15.7% year-to-date. We highlight that these services could have performed better were it not for the sharp reduction in marketing campaigns in Region II during this period.

Wireless Segment:

Gross revenue from wireless services grew R$84 million and R$269 million quarter-over-quarter and year-over-year, respectively. The following factors influenced this result:

•	Subscription revenues increased compared with 1Q09 (+R$8 million) and with 2Q08 (+R$109 million), reflecting growth in the average user base and greater minute packages in the post-paid segment;

•

Revenues from outgoing calls rose due to a strong expansion in the prepaid client base (7.0% quarter-over-quarter and 35.2% year-over-year), boosted by the “Oi Ligadores” campaign, which began in May in Region II through the prepaid offer “Oi Cartão”;

•

Consolidated revenue for mobile network usage ended the quarter at R$566 million, after eliminating R$535 million related to intercompany transactions, thus 9.5% and 8.8% higher than the results posted in 1Q09 and 2Q08, respectively, due to a greater average user base;

•

Data and value-added services revenues were stable in the quarter (+0.4%) but rose 46.3% compared with 2Q08 mostly due to the increase in 3G data subscription services and SMS services. The latter rose due to growth in the average client base, especially the prepaid base.

Average ARPU in the mobile segment (R$21.0) was similar to that in the previous quarter and 15.0% lower as recorded in 2Q08. The annual reduction was basically driven by the recent relevant increase in Oi’s customer base.

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3.2) Operating Expenses:

Operating expenses in the quarter (excluding depreciation/amortization) fell R$316 million in the quarter mainly as a result of lower spending on personnel, handset costs and other operating expenses, partially offset by an increase in marketing, third-party services and non-recurring expenses.

There were non-recurring expenses both in 2Q08 and 2Q09. In addition, there were costs and expenses accounted for this quarter that were not present one year ago (non-comparable items), as follows:

(1) Non-recurring costs and expenses in 2Q09 (R$126 million) amounting to: consulting expenses related to the acquisition of Brasil Telecom, end of the deferral of subsidies on post-paid handsets, as detailed in the item Handset Costs/ Other COGS), as well as expenses linked to the integration of Oi and BrT;

(2) Non-comparable items in 2Q09 vs. 2Q08 (R$287 million) consisting of: start-up in São Paulo and standardization of accounting policies at BrT and Oi.

Excluding the non-recurring effects in 2Q09 and 2Q08, consolidated operating expenses in the quarter vs. 2Q08 would have been stable. Excluding the recurring effects, there would have been a decrease of R$289 million (-5.9%).

Table 4 – Breakdown of Operating Expenses

	Quarter					Half-Year
Item - R$ million	2Q08 Pro forma*	1Q09	2Q09	QoQ (%)	YoY (%)	1H08 Pro forma	1H09	YoY (%)
Interconnection	1,346	1,321	1,320	-0.1	-1.9	2,720	2,642	-2.9
Personnel	395	469	476	1.5	20.5	803	945	17.7
Materials	91	97	116	19.6	27.5	198	213	7.6
Handset Costs/Other (COGS)	131	194	150	-22.7	14.5	227	344	51.5
Third-Party Services	1,626	1,745	1,770	1.4	8.9	3,108	3,515	13.1
Marketing	154	129	153	18.6	-0.6	288	283	-1.7
Rent and Insurance	322	389	394	1.3	22.4	626	783	25.1
Provision for Bad Debts	321	398	377	-5.3	17.4	663	776	17.0
Other Operating Expenses (Revenue), Net	657	553	221	-60.0	-66.4	1,056	774	-26.7

TOTAL	5,043	5,295	4,979	-6.0	-1.3	9,690	10,275	6.0

*	The pro-forma consolidation was made from Invitel consolidated, the parent company of Brasil Telecom Participações.

Interconnection:

Consolidated interconnection costs were stable compared with the previous quarter, and were lower by 1.9% compared with 2Q08 mainly stemming from a reduction in outgoing traffic seen in Region II, given the wireless market share gain in this region (+1.9 percentage point).

Personnel:

Higher personnel expenses in the quarter (1.5%) due to the administrative restructuring that had taken place during the period. Compared with 2Q08, growth of 20.5% is basically due to: (a) an increase in the number of employees, which rose 11% in twelve months, especially in the call center (b) salary readjustment that took place at the end of last year; (c) an increase in spending generated by the integration with Brasil Telecom.

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The increase in employees compared with 2Q08 stems from the launch and expansion of operations in São Paulo, as well as from Decree 6,523 (customer service regulation) in force since December 2008.

Personnel	2Q08	1Q09	2Q09

TNL	10,363	10,940	11,113

BRT	17,828	20,581	20,125

Fixed / Mobile	5,809	5,417	4,685
Call Center	12,019	15,164	15,440

Total	28,191	31,521	31,238

Handset Costs and Others (COGS):

Cost of goods sold (COGS) were affected by the “non-cash” cost when deferral of subsidies ended on post-paid handsets starting at the beginning of this year. Previously, the subsidy on post-paid handsets sold in the “retail” market was deferred at an average unit cost of R$300, which was feasible due to the penalty customers paid for early cancellations or for migrating to a prepaid plan. This subsidy used to be amortized in 12 months. Currently, only the post-paid handsets sold in the corporate segment follow this procedure.

Third-Party Services:

Spending on third-party services rose R$25 million in the quarter and R$144 million compared with 2Q08.

Compared with the previous quarter, growth stemmed from:

•	Higher spending on plant maintenance;

•	A rise in commissions, basically as a result of higher “Oi Velox” sales.

Compared with 2Q08 there was:

•	Higher spending on plant maintenance, in addition to growth in the broadband user base and the increase generated by the mobile start-up in São Paulo;

•	Greater spending on commissions, mostly linked to the rise in “Oi Velox” and “Oi Conta Total” sales, and to the mobile start-up in São Paulo;

•	Higher call center expenses in Regions I and III stemming from the start-up in São Paulo, in addition to the impact of the demands brought by Decree 6,523.

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Marketing:

Marketing expenses climbed R$24 million in the quarter mostly due to spending on offers and the unification of the Oi brand in Region II. This expense was stable year-over-year.

Provisions for Bad Debts:

Provision for bad debts shrank 5.3% in the quarter, mostly as a result of an improvement in the “corporate” segment, and accounted for 3.4% of consolidated gross revenue. Year to date, 17.4% growth was fueled by the standardization of accounting policies of Oi and BrT.

Other Operating Expenses (Income):

Other operating expenses fell R$332 million and R$436 million compared with 1Q09 and 2Q08, respectively. Excluding the non-recurring effects in 2Q08, there was a year-over-year reduction due to smaller “provisions for contingencies”, especially civil and tax contingencies, and the reversion of the provision for employee profit sharing.

This item’s reduction in the quarter also stems from smaller contingencies (mainly labor and tax-related) and from the reversion effect mentioned previously.

3.3) Other Items in the Consolidated Result:

EBITDA:

Table 5 – Adjusted EBITDA and Adjusted EBITDA Margin

	Quarter							Half-Year
TNL Consolidated	Adjusted 2Q08 Pro forma	Adjusted 1Q09	Adusted 2Q09	QoQ		YoY		Adjusted 1H08 Pro forma	Adjusted 1H09	YoY
EBITDA (R$ Mn)	2,623	2,377	2,449	3.0%		-6.6%		5,207	4,826	-7.3%
Margin %	35.1%	31.7%	33.5%	1.8	p.p.	-1.6	p.p.	35.4%	32.6%	-2.8	p.p.

TMAR Consolidated	Adjusted 2Q08 Pro forma	Adjusted 1Q09	Adusted 2Q09	QoQ		YoY		Adjusted 1H08 Pro forma	Adjusted 1H09	YoY
EBITDA (R$ Mn)	2,638	2,389	2,459	2.9%		-6.8%		5,244	4,848	-7.6%
Margin %	35.4%	32.0%	33.8%	1.8	p.p.	-1.6	p.p.	35.7%	32.9%	-2.8	p.p.

BrTP Consolidated	Adjusted 2Q08	Adjusted 1Q09	Adusted 2Q09	QoQ		YoY		Adjusted 1H08	Adjusted 1H09	YoY
EBITDA (R$ Mn)	1,007	910	1,030	13.2%		2.3%		1,962	1,940	-1.1%
Margin %	35.2%	32.9%	38.9%	6.0	p.p.	3.7	p.p.	34.7%	35.8%	1.1	p.p.

BrTO Consolidated	Adjusted 2Q08	Adjusted 1Q09	Adusted 2Q09	QoQ		YoY		Adjusted 1H08	Adjusted 1H09	YoY
EBITDA (R$ Mn)	981	917	1,033	12.6%		5.3%		1,927	1,951	1.2%
Margin %	34.3%	33.1%	39.0%	5.9	p.p.	4.7	p.p.	34.1%	36.0%	1.9	p.p.

*	The pro-forma consolidation was made from Invitel consolidated, the parent company of BrTP.

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Consolidated adjusted EBITDA totaled R$2,449 million, 6.6% less compared with the pro-forma consolidated EBITDA for 2Q08 and 3.0% higher than that in the previous quarter. The year-over-year decrease was mainly a result of higher costs due to the São Paulo start-up and to the standardization of the accounting policies at Oi and BrT. These items did not exist last year. Excluding such effects, EBITDA would have remained stable compared with 2Q08.

TNL PCS (Oi Mobile) reported a R$399 million EBITDA, an amount that includes non-recurring (and non-cash) items of R$60 million, related to the end of the post paid handset subsidies. Still, this is R$109 million higher than the amount recorded in the previous quarter due to growth in revenue generated by the increase in the user base combined with stable costs. However, there was a year-over-year reduction stemming from the São Paulo start-up and the end of the deferral of subsidies on post-paid handsets (retail). Excluding these effects, EBITDA would have reached R$556 million (32.6% margin), equaling 13.9% growth.

Net Financial Income (Expenses):

Consolidated net financial expenses amounted to R$496 million in 2Q09, representing a R$134 million decrease in the quarter. However, it rose by R$427 million compared with 2Q08. In the quarter, the result was influenced mainly by a foreign exchange gain over not hedged debt, given the real appreciation versus the U.S. dollar (15.7%) and the Japanese Yen (13.2%). Compared with 2Q08, growth occurred due to a greater average debt volume, combined with higher borrowing costs in the Brazilian market since 3Q08.

Table 6 – Net Financial Income (Expenses)

	Quarter			Half-Year
R$ Million	2Q08 Pro forma	1Q09	2Q09	1H08 Pro forma	1H09
Financial Income	420	407	455	892	862
Interest on financial investments	245	205	206	485	411
Other financial income	175	203	248	407	451

Financial Expenses	(490)	(1,037)	(951)	(1,130)	(1,988)

Interest on loans and financing	(317)	(625)	(650)	(597)	(1,275)
Foreign exchange effect on loans and financing	94	(85)	10	(15)	(75)
Monetary and Exchange Variations	387	184	795	243	979
Currency Swap Results	(293)	(269)	(785)	(259)	(1,054)
Other Financial Expenses	(267)	(328)	(310)	(518)	(638)
Banking Fees (including CPMF)	(30)	(47)	(57)	(64)	(104)
Monetary restatement of provisions for contingencies	(102)	(125)	(109)	(195)	(234)
IOF, PIS and Cofins taxes on financial income	(22)	(15)	(8)	(43)	(23)
Others	(112)	(141)	(136)	(215)	(277)

Net Financial Income (Expenses)	(69)	(630)	(496)	(237)	(1,126)

*	The pro-forma consolidation was made from Invitel consolidated, the parent company of BrTP.

Depreciation/Amortization:

Depreciation and amortization in the wireline segment climbed 14.9% and 17.4% from 1Q09 and 2Q08, respectively. The increase in amortization resulted mainly from the reassessment of BrTP’s shareholders’ equity at market prices. The preliminary report defined that part of the premium was based on goodwill,

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therefore without amortization. According to new analyses, this should represent “a concession surplus” for the rendering of telephony services, thus amortized over 17 years, as stableshed by the corporate and fiscal legislation. This revaluation led to the recording of past amounts.

Depreciation in the wireless segment rose 14.2% compared with 2Q08 due to higher investments made since 2008 for the start-up in São Paulo and the beginning of amortization of 2G and 3G licenses.

Table 7 – Depreciation and Amortization

	Quarter					Half-Year
R$ million	2Q08 Pro forma*	1Q09	2Q09	QoQ (%)	YoY (%)	1H08 Pro forma	1H09	YoY (%)
Fixed Line / TNL	914	934	1,073	14.9	17.4	1,818	2,007	10.4
Depreciation	807	868	855	-1.5	5.9	1,690	1,723	2.0
Amortization of Goodwill	107	67	218	225.4	103.7	128	284	121.9
Mobile Business	332	372	379	1.9	14.2	618	751	21.5
Depreciation	235	293	301	2.7	28.1	440	594	35.0
License/Deferred Amortization	97	78	78	0.0	-19.6	178	157	-11.8
Total	1,246	1,306	1,452	11.2	16.5	2,436	2,758	13.2

*	The pro-forma consolidation was made from Invitel consolidated, the parent company of BrTP.

Net Earnings:

The company recorded net losses earnings in the amount of R$146 million in 2Q09. This result was hit mainly by temporary fiscal effects due to amortizations of the goodwill generated by the acquisition of BrT, which was caused by our corporate ownership structure then. This “distortion” will disappear when BrT’s corporate structure is streamlined, in accordance with the Material Fact of July 15, 2009.

Table 8 – Net Earnings

	Quarter							Half-Year
TNL	2Q08 Pro Forma	1Q09	2Q09	QoQ		YoY		1H08 Pro forma	1H09	YoY
Net Earnings (R$ Mn)	288	11	-146	-1427.3%		-150.7%		852	-135	-115.8%
Net Margin	3.9%	0.1%	-2.0%	-2.1	p.p.	-5.9	p.p.	5.8%	-0.9%	-6.7	p.p.
Earnings per Share (R$)	0.755	0.028	-0.382	-1464.3%		-150.6%		2.230	-0.353	-115.8%
Earnings per ADR (US$)	0.435	0.016	-0.184	-1250.0%		-142.3%		1.315	-0.161	-112.2%

TMAR	2Q08 Pro Forma	1Q09	2Q09	QoQ		YoY		1H08 Pro forma	1H09	YoY
Net Earnings (R$ Mn)	411	2	-178	-9000.0%		-143.3%		1,043	-175	-116.8%
Net Margin	5.5%	0.0%	-2.4%	-2.4	p.p.	-7.9	p.p.	7.1%	-1.2%	-8.3	p.p.
Earnings per Share (R$)	1.725	0.010	-0.745	-7550.0%		-143.2%		4.376	-0.735	-116.8%

BrTP	2Q08	1Q09	2Q09	QoQ		YoY		1H08	1H09	YoY
Net Earnings (R$ Mn)	268	-23	-449	-1852.2%		-267.5%		518	-473	-191.3%
Net Margin	9.4%	-0.8%	-17.0%	-16.2	p.p.	-26.4	p.p.	9.2%	-8.7%	-17.9	p.p.

BrTO	2Q08	1Q09	2Q09	QoQ		YoY		1H08	1H09	YoY
Net Earnings (R$ Mn)	321	-80	-722	-802.5%		-324.9%		645	-802	-224.3%
Net Margin	11.2%	-2.9%	-27.3%	-24.4	p.p.	-38.5	p.p.	11.4%	-14.8%	-26.2	p.p.

*	The pro-forma consolidation was made from Invitel consolidated, the parent company of BrTP.

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4) DEBT AND CAPITAL EXPENDITURE:

4.1) Debt:

Consolidated net debt rose by R$2,442 million in 2Q09 to end the quarter at R$21,638 million, or 2.2x adjusted EBITDA in the last 12 months. This growth results from a cash disbursement made during the quarter for the payment of ON shares acquired in the Mandatory Tender Offer taken place on June 23, 2009, which led to a total payment of R$2,656 million to minority shareholders of Brasil Telecom.

Debt borrowed in foreign currencies and swaps accounted for 21.6% of total debt at the end of June 2009. However, at the end of the quarter the company’s consolidated exposure to foreign exchange was 1.7% of total gross debt, equaling US$225 million, or R$498 million in June 2009, due to hedging operations. We note that debt payments through February 2011 are covered by hedging contracts and a cash balance kept in dollars.

The average cost of debt in the second quarter 2009 equaled 115% of the CDI interbank rate for local currency debt and USD Libor + 5% p.a. for debt in foreign currencies. For the quarter, however, the effective debt cost including hedging operations was 11.45% p.a., equating to 105% of the CDI rate. In the quarter, debt costs were influenced by the real rising against other currencies, which contributed to reduce the cost of debt that was still exposed to foreign exchange variation. The reduction in interest rates in 2009 also had a positive impact on debt costs, provided that after hedging operations much of the debt was linked to floating rates (about 97% of total debt).

Table 9 - Debt - TNL Consolidated*
R$ million	Jun/08	Mar/09	Jun/09	% Gross Debt
Short Term	2,186	5,919	6,760	22.8%
Long Term	10,966	19,952	22,847	77.2%
Total Debt	13,152	25,872	29,607	100.0%
In Local Currency	9,535	21,127	23,198	78.4%
In Foreign Currency	2,452	4,053	5,152	17.4%
Swaps	1,166	692	1,256	4.2%
(-) Cash and ST investments	(7,430)	(6,676)	(7,968)	26.9%
(=) Net Debt	5,723	19,196	21,638	73.1%

*	Data for June 2008 does not include the consolidation of BrT

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Table 10 - Debt - TMAR Consolidated*

R$ million	Jun/08	Mar/09	Jun/09	% Gross Debt
Short Term	1,570	5,560	6,404	21.7%
Long Term	10,305	20,201	23,165	78.3%
Total Debt	11,875	25,761	29,569	100.0%
In Local Currency	9,535	21,790	24,916	84.3%
In Foreign Currency	1,633	3,458	3,613	12.2%
Swaps	707	514	1,040	3.5%
(-) Cash and ST investments	(6,657)	(6,137)	(7,523)	25.4%
(=) Net Debt	5,218	19,624	22,046	74.6%

*	Data for June 2008 does not include the consolidation of BrT

Table 11 - Debt - BrTP Consolidated

R$ million	Jun/08	Mar/09	Jun/09	% Gross Debt
Short Term	517	921	957	19.8%
Long Term	3,702	3,983	3,867	80.2%
Total Debt	4,219	4,904	4,824	100.0%
In Local Currency	3,301	4,019	3,999	82.9%
In Foreign Currency	547	678	587	12.2%
Swaps	371	208	237	4.9%
(-) Cash and ST investments	(3,080)	(1,857)	(1,867)	38.7%
(=) Net Debt	1,140	3,047	2,957	61.3%

Table 12 - Debt - BrTO Consolidated

R$ million	Jun/08	Mar/09	Jun/09	% Gross Debt
Short Term	517	921	957	19.8%
Long Term	3,702	3,983	3,867	80.2%
Total Debt	4,219	4,904	4,824	100.0%
In Local Currency	3,301	4,019	3,999	82.9%
In Foreign Currency	547	678	587	12.2%
Swaps	371	208	237	4.9%
(-) Cash and ST investments	(1,702)	(1,603)	(1,614)	33.5%
(=) Net Debt	2,517	3,301	3,210	66.5%

The schedule for the amortization of long-term consolidated gross debt is shown in the table below:

Table 13 - Schedule for the Amortization of Long-Term Consolidated Gross Debt

(R$ million)	2010	2011	2012	2013	2014	2015 onwards	Total
Gross Debt amortization	4,696	5,436	4,087	3,092	1,843	3,693	22,847
Foreign Currency Amortization	380	699	378	586	699	2,230	4,972
Local Currency Amortization	4,316	4,737	3,709	2,506	1,144	1,463	17,875

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The March 23, 2009 Ordinary General Meeting approved the public issuance by TMAR of simple non-convertible debentures. The issuance took place on April 6, 2009 and was effected in May 2009 in the amount of R$2,571,677 thousand. The issuance involved 2,571,677 debentures in two series at a unit price of R$1,000.00, as detailed below:

	Nbr. of Debentures	Total Issued (R$ million)		Rate	Maturity
1st series	964,409	R$	964.4	115% of CDI	May 2011
2nd series	1,607,268	R$	1,607.3	120% of CDI	April 2012
Total	2,571,677	R$	2,571.7

This issuance aimed to extend TMAR’s debt, whereas before, maturities were concentrated in 2009 and 2010 due to short-term borrowings carried out to help acquire Brasil Telecom Participações.

4.2) Capital Expenditure:

Consolidated capital expenditure totaled R$940 million in 2Q09, 3.9% higher than that in the previous quarter and 63.8% smaller than that in 2Q08. Capex in 2Q09 accounted for 13% of consolidated net revenue, of which R$466 million were earmarked to the mobile segment (49.6%) and R$473 million to the fixed segment (+50.4%).

Capital expenditure in the fixed segment was 40.2% lower than that in 2Q08, basically as a result of the high sum invested in the expansion of coverage and capacity of the broadband platform, as well as an investment to adapt the network to number portability, which started in September 2008.

In the wireless segment, capital expenditure rose 21.4% in the quarter, especially for the expansion and improvement of the network. Year-over-year, the reduction (-74.2%) was influenced by the registration of licenses in April 2008 for the exploration of 3G network in regions I, II and III of the PGA (General Plan of Authorizations), and by investments directed to the São Paulo start-up.

Table 14 – Capital Expenditure

	Quarter					Half-Year
R$ million	2Q08 Pro forma*	1Q09	2Q09	QoQ (%)	YoY (%)	1H08 Pro forma*	1H09	YoY (%)
Wireline	791	521	473	-9.2	-40.2	1,446	995	-31.2
Growth & Quality	310	230	214	-7.0	-31.0	508	444	-12.6
Data / Communic. Systems / Other	481	291	259	-11.0	-46.2	938	551	-41.3
Wireless	1,808	384	466	21.4	-74.2	1,959	850	-56.6
Expansion and Quality	453	384	466	21.4	2.9	604	850	40.7
2G / 3G Licenses	1,355	0	0	—	—	1,355	0	—
TOTAL	2,599	905	940	3.9	-63.8	3,406	1,845	-45.8

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5) ADDITIONAL INFORMATION:

5.1) Acquisition of Brasil Telecom Participações – Events Taken Place in 2Q09

a) Outcome of the Tag Along Offer

On June 23, 2009 TMAR acquired R$2,655.9 million in common shares of BrTP and BrTO through its indirect subsidiaries Copart 1 Participações S.A. and Copart 2 Participações S.A. at Voluntary Tender Offers:

	BrTP		BrTO
ONs		40,452,227		630,872
% of ONs		78.61%		27.67%
Price per Share	R$	64.71	R$	60.64
Total Amount (R$ million)		2,617.66		38.26

Following the Public Offerings, the total amount spent on the acquisition of BrTP is below:

Cash disbursement and total value	Amount
Acquisition of preferred shares in the market	R$	2.3 billion
Acquisition of preferred shares at Tender Offer for preferred shares	R$	1.0 billion
Acquisition of control	R$	5.4 billion
Mandatory Tender Offer	R$	2.7 billion
Total paid	R$	11.4 billion
Invitel debt	R$	1.0 billion
Total	R$	12.4 billion

The capital of both companies is thus composed as follows:

BRTP	Capital	Capital exc.- treasury	Controlling shareholders	%	Shares outstanding	%
Common	134,031,688	132,550,888	121,545,213	91.7	11,005,675	8.3
Preferred	229,937,525	229,937,525	76,645,842	33.3	153,291,683	66.7
Total	363,969,213	362,488,413	198,191,055	54.7	164,297,358	45.3

BRTO	Capital	Capital exc.- treasury	Controlling shareholders	%	Shares outstanding	%
Common	249,597,049	249,597,049	247,948,052	99.3	1,648,997	0.7
Preferred	311,353,240	298,121,684	179,867,686	60.3	118,253,998	39.7
Total	560,950,289	547,718,733	427,815,738	78.1	119,902,995	21.9

Shareholder structure as of June 23, 2009

The absence of the holders of 8.3% in Brasil Telecom Participações S.A. common shares and of 0.7% in Brasil Telecom S.A. amounted to R$812.2 million in savings for the company.

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b) Goodwill generated in the Acquisition

As a result of the payments for the acquisition of Brasil Telecom Participações and Brasil Telecom S.A., a total original value of R$8,282,349,832.80 was accounted for as premium. In June 2009 this amount was accounted for at the holding companies created specifically for the acquisition – Copart 1 and Copart 2. The existing premium at Invitel and Solpart (original value of R$690,834,984.31 million) must be added to the premium described above, thus leading the total premium the group will amortize to R$8,973,184,817.11.

When the holding companies are incorporated by BrTP, the premium originally registered at Copart 1, Invitel and Solpart in the amount of R$8,235,520,378.00 will be amortized at BrTP. The premium that was originally recorded at Copart 2 in the amount of R$737,664,439.11 will be amortized at BrTO.

Premiums are based on the surplus value of the fixed assets on BrTO’s concession right to provide wireline services (STFC). The amount related to the surplus value of the fixed assets, which accounts for R$2,105,290,148.56 (23.5%) will be amortized in 7 years for accounting and fiscal purposes. The amount related to the licenses, in the amount of R$6,867,894,668.55 (76.5%) will be amortized in 17 years, either for accounting and tax purposes, or until the end of the STFC concession contract at BrTO.

c) First Stage of the Corporate Structure Simplification

Extraordinary General Meetings took place at many holding companies on July 31, 2009, setting off the corporate reorganization process announced in a Material Fact of April 25, 2008 (when the acquisition of Brasil Telecom was announced). In the end, this will concentrate all remaining shareholders of BrTP and BrTO in Telemar.

This first stage had the goal of removing certain intermediary companies that were indirectly controlled by Telemar from the control structure of BrTP and BrTO (see organization chart on the following page), pursuant to the following stages concluded on July 31, 2009:

(i) incorporation of Invitel by its subsidiary Solpart Participações S.A., with Solpart absorbing Invitel and the subsequent termination of Invitel;

(i) incorporation of Invitel by its parent company Copart 1 Participações S.A., with Copart 1 absorbing Solpart and the subsequent termination of Solpart;

(iii) incorporation of Copart 1 by BrTP, with BrTP absorbing Copart 1, without an increase in the capital of BrTP, through which Coari, which had all Copart 1 shares, received shares of BrTP in exchange for its shares of Copart 1, which was terminated; and

(iv) incorporation of Copart 2 Participações S.A. (“Copart 2”) by BrTO, absorbing Copart 2 without increasing the capital of BrTO. It thus owns all Copart 2 shares and received BrTO shares in exchange for shares of Copart 2, which was terminated.

August 13, 2009	www.oi.com.br/ir	19

Shareholder Structure Before Meetings of July 31 2009	Shareholder Structure after Meetings of

*The numbers don’t contemplate tresuary’s shares

More information is available at:

http://www.novaoi.com.br/ArquivosEstaticos/RI/documentos/comunicados/2009.07.15_Fato%20Relevante_incorporacoes%20intermediarias_ingles.pdf

The Incorporations did not change the number of shares in the capital of BrTP and BrTO. The substitution of BrTP and BrTO shares for Telemar shares, already announced on April 25, 2008 are also maintained (already adjusted to dividends and IoC declared from April 25, 2008 through July 31, 2009).

Substitution
1 BRTO3 receives	0.4388445 TMAR3
1 BRTP3 receives	0.5349947 TMAR3
1 BRTO4 receives	0.2764830 TMAR5
1 BRTP4 receives	0.0754842 TMAR3 0.2514940 TMAR5

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D) Next steps In the Groups’s Corporate ReStructuring

On August 12, 2009 a Material Fact informed that in the coming 45 days Extraordinary General Meetings will be assembled for the incorporation of BrTP by BRTO, pursuant to the Material Fact of April 25, 2008.

The documents can be viewed at:

http://www.novaoi.com.br/ArquivosEstaticos/RI/documentos/comunicados/2009.08.12_FATO%20RELEVANTE_%20INCORPORACAO%20BRTP%20BRTO_ING.pdf

http://www.novaoi.com.br/ArquivosEstaticos/RI/documentos/comunicados/2008.25.04_Fato%20Relevante%20TNL_TMAR-TmarPart_Ingles.pdf

E) Launch of Oi Mobile Offers in Region II

Following the successful launch of prepaid plans on April 24, 2009 through the “Ligadores” campaign, which introduced the “Oi” brand in Region II, “Oi Controle” post-paid offer was launched on June 22, 2009 and the “Oi Conta” offer was launched on July 5, 2009.

Oi Controle is a hybrid plan with a R$34.90 allowance (R$1.04 per additional minute). When the allowance ends, it switches to a prepaid plan and the client recharges the account as needed. In the launch offer, advantages such as monthly bonus between R$600 and R$750 were given on local and long-distance calls to any Oi (via codes 31 and 14), SMS to any operator and R$150 credit in 10 credit card installments for any purchase or in order to decrease the allowance amount.

The launch campaign for the “Oi Conta” plans, valid for additions up to September 1, 2009, with allowances from R$49.90 to R$319.90 and monthly bonus of 1000 minutes on calls within Oi’s fixed and mobile networks and 1000 SMS. In addition, customers are entitled to credits from R$300 to R$650 in 10 installments depending on the plan.

5.2) Corporate Restructuring of TMAR Participações

Telemar Participações S.A. advanced its restructuring process by informing that on July 3, 2009 the dissolution of Fiago Participações S.A. was approved, with the assets partitioned among its shareholders Previ, Fundação Atlântico de Seguridade Social (FASS), Petros and Funcef.

Following the approval of the dissolution of Fiago, the capital of TmarPart is thus divided as follows:

% of Total Capital
AG Telecom Participações S.A. / Luxemburgo Participações S.A.	19.325%
LF Tel S.A.	19.325%
FASS	11.490%
BNDESPar	31.383%
Previ	12.948%
Funcef	2.790%
Petros	2.739%
Total	100.00%

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5.3) Dividends – Dates for TNLP and TMAR

TNLP and TMAR shares started to be traded ex- dividends from July 1, 2009, as approved at the Ordinary General Meetings of April 14, 2009. Investors who owned shares on June 30, 2009 will be entitled to receive dividends, whose payment will be announced by the companies up to the end of the fiscal year.

	R$ per share (accrued until June 30, 2009)	Nbr. of shares (*)	Total Amount (R$)
TNLP3 (ON)	2.07931191	127,575,583	265,269,429.02
TNLP4 (PN)	2.07931191	254,849,168	529,910,910.00

TOTAL		382,424,751	795,180,339.02

	R$ per share (accrued until June 30, 2009)	Nbr. of shares (*)	Total Amount (R$)
TMAR3 (ON)	3.27691779	107,063,093	350,836,954.10
TMAR5 (PN)	3.60460957	130,263,795	469,550,122.08

TOTAL		237,326,888	820,387,076.29

5.4) BRTP and BRTO – payment of Interest on Capital

On August 7, 2009, the Board of Directors of Brasil Telecom Participações and Brasil Telecom approved the beginning of the payment of Interest on Capital credited to shareholders during 2008 in the total gross amounts of R$264.8 million for BRTP and R$324.3 million for BRTO. Payment started on August 10, 2009.

BRTP – R$264.8 million

Declaration Date	Date of Exc-IOC	Gross Amount per share (R$)	Amount Net of Income Tax per share (R$)	Total Gross Amount (R$)
		ON /PN	ON /PN
March 31, 2008	April 9, 2008	0.5159	0.4385	187,000,000.00

December 29, 2008	December 30, 2008	0.2146	0.1824	77,800,000.00

August 13, 2009	www.oi.com.br/ir	22

BRTO – R$324.3 million

Declaration Date	Date of Exc.-IOC	Gross Amount per share (R$)	Amount Net of Income Tax per share (R$)	Total Gross Amount (R$)
		ON /PN	ON /PN
March 31, 2008	April 9, 2008	0.4476	0.3805	245,000,000.00
December 29, 2008	December 30, 2008	0.1448	0.1231	79,300,000.00

5.5) Form 20-F

On July 13, 2009, Tele Norte Leste Participações, Brasil Telecom Participações and Brasil Telecom S.A. filed the 20-F form with the Securities Exchange Commission and Comissão de Valores Mobiliários. The report is available in English at:

TNE:

http://www.novaoi.com.br/ArquivosEstaticos/RI/documentos/relatoriosfinanceiros/20F/portugues/TNL_%2020-F%202008_FINAL.pdf

BRP:

http://www.mzweb.com.br/brasiltelecom/web/arquivos/BRP_20F_20090715_eng.pdf

BTM:

http://www.mzweb.com.br/brasiltelecom/web/conteudo_en.asp?idioma=1&tipo=5765&conta=44&id_arquivo=29944&extensao=pdf

5.6) DTH Launch

On July 15, 2009, the company’s DTH services were officially launched commercially, initially available only in the State of Rio de Janeiro. It exceeded the company’s expectations. The service is available through a main package where 26 channels are offered for R$29.90 (regular price is R$49.90) and it may reach as many as 57 channels. During the first week sales exceeded the original forcast, which led us to reassess the original business plan.

After the launch in Rio de Janeiro, Oi expects to expand the service across the country gradually. Within one year Oi TV is expected to be offered in the whole of Brazil.

5.7) LAW # 11,638/2007 – RELATED TO THE ELABORATION AND DISCLOSURE OF FINANCIAL STATEMENTS

On December 28, 2007, Law 11,638/07 was put into effect and added new provisions to and modified Corporate Law 6,404/1976. This Law set a number of alterations to accounting practices and to the preparation of financial statements, aiming to align them with International Financial Reporting Standards (“IFRS”). Therefore, it attributed to the CVM the power to issue accounting norms and procedures for joint stock companies.

August 13, 2009	www.oi.com.br/ir	23

On December 3, 2008, the Provisional Measure 449/2008, with the force of law, instituted the RTT – Transitional Tax Regime for the accounting of earnings, which deals with tax adjustments stemming from new accounting methods and criteria introduced by Law 11,638/2007, and introduces changes to Law 6,404/1976.

The following table shows the reconciliations of the financial and income statements announced on June 30, 2008, pursuant to Law 11,638/2007 in order to allow its comparison with the quarter ended June 30, 2009.

TNL Consolidated (R$ million)	Shareholder’s Equity on June 30, 2008	Result on June 30, 2008
Original balance	11,408	734

Financial instruments	8	18
Financial lease	13	3
Grants and government support	86	86
Stock-based remuneration		-27
Income tax and social contribution on the total adjustment	-7	-7
Minority interest effect	-12	-12
Equity accounting on the adjustments of Law 11,638/07 and Provisional Measure 449/08	-4	58

Balance after Law 11,638/07	11,492	853

BrTP Consolidated (R$ million)	Shareholder’s Equity on June 30, 2008	Result on June 30, 2008
Original balance	5,605	517

Financial instruments	-1	-2
Financial lease	-6	2
Grants and government support
Stock-based remuneration	-26	-12
Income tax and social contribution on the total adjustment	25	-6
Minority interest effect	22	-1
Equity accounting on the adjustments of Law 11,638/07 and Provisional Measure 449/08 Deferred Assets	-60	20

Balance after Law 11,638/07	5,559	518

August 13, 2009	www.oi.com.br/ir	24

6) FINANCIAL STATEMENTS

6.1) Tele Norte Leste Participações – TNLP Consolidated

				R$ Million
Income Statement	2Q08 Pro forma	1Q09	2Q09	1H08 Pro forma	1H09
Wireline Services Revenues	8,783.9	8,972.3	8,829.6	17,446.8	17,801.9

Local Services	4,421.8	4,440.5	4,407.2	8,879.7	8,847.7

Subscription Charges	2,711.8	2,762.3	2,751.3	5,428.3	5,513.6
Local Traffic	549.4	505.8	494.8	1,121.2	1,000.6
Installation Fees	23.7	18.6	29.6	47.6	48.2
Collect Calls	2.2	1.6	1.8	4.3	3.4
Other Local Revenues	3.6	0.7	0.7	7.7	1.4
Fixed-to-Mobile (VC1)	1,131.2	1,151.5	1,129.1	2,270.5	2,280.6
Long Distance	1,672.0	1,600.4	1,489.6	3,297.7	3,090.1

Intra-State	778.2	703.2	665.2	1,514.6	1,368.4
Inter-State	164.8	144.9	144.0	325.6	288.9
Inter-Regional	337.9	352.2	311.3	658.9	663.4
International	27.6	21.6	20.1	53.7	41.6
Fixed-to-Mobile (VC2 and VC3)	363.4	378.6	349.1	744.9	727.7
Advanced Voice	87.2	80.6	66.9	175.0	147.5

Public Telephones	269.8	249.1	250.0	615.3	499.1

Additional Services	232.7	247.1	243.6	468.3	490.7

Network Usage Remuneration	241.9	229.8	192.5	448.2	422.2

Data Transmission Services	1,795.4	2,079.3	2,113.7	3,446.3	4,193.0

ADSL (Velox)	818.0	1,097.7	1,167.4	1,528.4	2,265.1
Leased Lines (EILD)	228.1	239.2	234.9	458.3	474.1
Leased Lines (SLDD/SLDA)	152.0	150.3	144.5	296.6	294.8
IP Services	217.1	238.8	235.5	426.7	474.3
Packet switch and frame relay	122.4	104.9	108.1	247.4	212.9
Other Data Services	257.8	248.5	223.2	488.9	471.7
Other Wireline Services	63.2	45.4	66.1	116.3	111.5

Wireless Services Revenues	2,084.9	2,269.6	2,354.1	3,853.0	4,623.7

Subscription Charges	433.2	534.0	541.9	822.8	1,075.9
Outgoing Calls	817.6	862.6	885.0	1,476.5	1,747.6
Domestic/International Roaming	42.3	34.4	27.4	81.1	61.8
Network Usage Remuneration	520.2	516.6	565.6	969.7	1,082.2
Data / Value Added Services	160.2	232.6	233.8	303.6	466.4
Handset Sales	111.4	89.5	100.3	199.4	189.8

Gross Operating Revenue	10,868.9	11,241.9	11,183.6	21,299.8	22,425.6

Taxes and Deductions	(3,391.2)	(3,754.7)	(3,881.5)	(6,591.0)	(7,636.2)

Net Operating Revenue	7,477.7	7,487.2	7,302.1	14,708.8	14,789.4

Operating Expenses	(5,043.0)	(5,295.3)	(4,979.5)	(9,689.6)	(10,274.8)
Cost of Services	(1,360.0)	(1,552.0)	(1,652.0)	(2,663.3)	(3,204.0)
Cost of Goods Sold	(131.0)	(194.0)	(150.0)	(226.9)	(344.0)
Interconnection Costs	(1,345.6)	(1,321.4)	(1,320.5)	(2,720.4)	(2,641.9)
Selling Expenses	(1,158.4)	(1,347.4)	(1,333.7)	(2,266.9)	(2,681.1)
General and Administrative Expenses	(579.1)	(573.3)	(563.5)	(1,122.9)	(1,136.8)
Other Operating (Expenses) Revenue, net	(468.8)	(307.1)	40.1	(689.2)	(267.0)

EBITDA	2,434.7	2,191.9	2,322.7	5,019.2	4,514.5

Margin %	32.6%	29.3%	31.8%	34.1%	30.5%
Depreciation and Amortization	(1,246.1)	(1,305.9)	(1,452.3)	(2,436.0)	(2,758.2)

EBIT	1,188.5	885.9	870.4	2,583.1	1,756.3

Equity Accounting	(16.8)	(1.1)	8.2	76.1	7.0
Financial Expenses	(489.9)	(1,037.5)	(950.6)	(1,129.5)	(1,988.1)
Financial Income	419.9	407.4	454.6	891.6	862.1

Income Before Tax and Social Contribution	1,101.8	254.7	382.6	2,421.3	637.3

Income Tax and Social Contribution	(418.7)	(91.1)	(349.3)	(752.9)	(440.5)
Minority Interest	(394.6)	(152.8)	(179.3)	(816.0)	(332.0)

Net Income	288.5	10.8	(146.0)	852.4	(135.2)

Margin %	3.9%	0.1%	-2.0%	5.8%	-0.9%

Outstanding Shares - Thousand (exc.-treasury)	382,289	382,289	382,425	382,289	382,425
Income per share (R$)	0.755	0.028	(0.382)	2.230	(0.353)
Income per ADR (US$)	0.435	0.016	(0.184)	1.315	(0.161)

*	The pro forma consolidation was made from Invitel consolidated, the parent company of Brasil Telecom Participações.

August 13, 2009	www.oi.com.br/ir	25

6.1) Tele Norte Leste Participações – TNLP Consolidated (Continued)

	R$ Million
Balance Sheet	6/30/08	3/31/09	6/30/09
TOTAL ASSETS	35,012	56,856	58,885

Current	13,461	18,736	19,224
Cash	5,645	5,676	6,466
Financial investments	1,761	976	1,478
Accounts Receivable	3,471	6,078	6,115
Recoverable Taxes	1,619	3,455	3,363
Inventories	160	182	164
Assets in Escrow	0	1,103	496
Other Current Assets	804	1,266	1,141

Non-Current Assets	21,551	38,120	39,661

Long Term	4,231	8,134	8,135
Recoverable and Deferred Taxes	2,341	3,965	4,226
Accounts Receivable	24	23	24
Assets in Escrow	1,242	3,588	3,320
Other	624	558	564

Investments	2,372	55	55
Property Plant and Equipment	12,076	20,048	20,136
Intagible Assets	2,537	9,543	11,019
Deferred Assets	335	340	317

Balance Sheet	6/30/08	3/31/09	6/30/09
TOTAL LIABILITIES	35,012	56,856	58,885

Current	6,717	15,067	16,659
Suppliers	2,888	3,112	3,320
Loans and Financing	2,186	5,919	6,760
Payroll and Related Accruals	177	452	334
Pension Fund Provision	0	43	52
Payable Taxes	1,157	2,133	2,267
Dividends Payable	163	1,937	1,937
Other Accounts Payable	146	1,470	1,989

Non-Current Liabilities	14,029	26,944	28,567

Long Term	14,029	26,944	28,567
Loans and Financing	10,966	19,952	22,847
Payable and Deferred Taxes	722	575	594
Contingency Provisions	2,060	3,465	2,797
Pension Fund Provision	0	607	608
Outstanding authorizations	120	1,525	1,547
Other Accounts Payable	160	819	175

Minority Interest	2,775	6,438	5,395

Shareholders’ Equity	11,491	8,406	8,263

Capital Stock	5,449	5,449	5,449
Capital Reserve	36	40	41
Surplus Reserve	5,564	3,276	3,275
Treasury shares	(369)	(369)	(367)
Retained Earnings	810	11	(135)

August 13, 2009	www.oi.com.br/ir	26

6.2) Telemar Norte Leste – TMAR Consolidated

			R$ Million
Income Statement	2Q08 Pro forma	1Q09	2Q09	1H08 Pro forma	1H09
Wireline Services Revenues	8,759.7	8,962.1	8,793.1	17,397.8	17,755.2

Local Services	4,421.8	4,440.5	4,407.2	8,879.7	8,847.7

Subscription Charges	2,711.8	2,762.3	2,751.3	5,428.3	5,513.6
Local Traffic	549.4	505.8	494.8	1,121.2	1,000.6
Installation Fees	23.7	18.6	29.6	47.6	48.2
Collect Calls	2.2	1.6	1.8	4.3	3.4
Other Local Revenues	3.6	0.7	0.7	7.7	1.4
Fixed-to-Mobile (VC1)	1,131.2	1,151.5	1,129.1	2,270.5	2,280.6
Long Distance	1,672.0	1,600.4	1,489.6	3,297.7	3,090.1

Intra-State	778.2	703.2	665.2	1,514.6	1,368.4
Inter-State	164.8	144.9	144.0	325.6	288.9
Inter-Regional	337.9	352.2	311.3	658.9	663.4
International	27.6	21.6	20.1	53.7	41.6
Fixed-to-Mobile (VC2 and VC3)	363.4	378.6	349.1	744.9	727.7
Advanced Voice	87.2	80.6	66.9	175.0	147.5

Public Telephones	269.8	249.1	250.0	615.3	499.1

Additional Services	232.7	247.1	243.6	468.3	490.7

Network Usage Remuneration	241.9	229.8	192.5	448.2	422.2

Data Transmission Services	1,796.4	2,080.2	2,114.8	3,448.2	4,195.0

Other	38.0	34.3	28.5	65.4	62.8

Wireless Services Revenues	2,084.9	2,257.0	2,366.7	3,853.0	4,623.7

Subscription Charges	433.2	534.0	541.9	822.8	1,075.9
Outgoing Calls	817.6	862.6	885.0	1,476.5	1,747.6
Domestic/International Roaming	42.3	34.4	27.4	81.1	61.8
Network Usage Remuneration	520.2	516.6	565.6	969.7	1,082.2
Data / Value Added Services	160.2	220.0	246.4	303.6	466.4
Handset Sales	111.4	89.5	100.3	199.4	189.8

Gross Operating Revenue	10,844.6	11,219.2	11,159.7	21,250.8	22,378.9

Taxes and Deductions	(3,384.8)	(3,749.7)	(3,875.3)	(6,579.4)	(7,625.1)

Net Operating Revenue	7,459.8	7,469.4	7,284.4	14,671.3	14,753.8

Operating Expenses	(5,009.9)	(5,265.2)	(4,951.3)	(9,615.6)	(10,216.5)
Cost of Services Provided	(1,347.8)	(1,538.9)	(1,635.7)	(2,638.6)	(3,174.6)
Cost of Goods Sold	(131.0)	(194.0)	(150.0)	(226.9)	(344.0)
Interconnection Costs	(1,345.6)	(1,321.4)	(1,320.5)	(2,720.4)	(2,641.9)
Selling Expenses	(1,153.2)	(1,276.3)	(1,271.6)	(2,258.7)	(2,547.9)
General and Administrative Expenses	(571.6)	(630.7)	(613.4)	(1,109.5)	(1,244.0)
Other Operting (Expenses) Revenue, net	(460.7)	(303.9)	39.8	(661.5)	(264.1)

EBITDA	2,449.9	2,204.2	2,333.1	5,055.8	4,537.4

Margin %	32.8%	29.5%	32.0%	34.5%	30.8%
Depreciation and Amortization	(1,253.9)	(1,313.6)	(1,460.6)	(2,451.3)	(2,774.2)

EBIT	1,196.0	890.6	872.6	2,604.4	1,763.2

Equity Accounting	17.9	(4.8)	2.3	42.6	(2.4)
Financial Expenses	(471.1)	(1,046.4)	(939.8)	(1,096.3)	(1,986.2)
Financial Income	419.6	401.0	454.4	893.1	855.4

Income Before Tax and Social Contribution	1,162.4	240.5	389.5	2,443.8	630.0

Income Tax and Social Contribution	(427.4)	(85.8)	(355.4)	(767.8)	(441.1)
Minority Interest	(323.7)	(152.3)	(211.8)	(632.9)	(364.1)

Net Income	411.3	2.4	(177.6)	1,043.1	(175.3)

Margin %	5.5%	0.0%	-2.4%	7.1%	-1.2%

Outstanding Shares Thousand (exc.-treasury)	238,391	238,391	238,391	238,391	238,391
Income per share (R$)	1.725	0.010	(0.745)	4.376	(0.735)

*	The pro forma consolidation was made from Invitel consolidated, the parent company of Brasil Telecom Participações.

August 13, 2009	www.oi.com.br/ir	27

6.2) Telemar Norte Leste –TMAR Consolidated (Continued)

		R$ Million
Balance Sheet	6/30/08	3/31/09	6/30/09
TOTAL ASSETS	34,060	56,302	58,408

Current	12,332	17,896	18,476
Cash	4,908	5,140	6,022
Financial investments	1,725	975	1,476
Accounts Receivable	3,468	6,082	6,123
Recoverable and Deferred Taxes	1,284	3,155	3,059
Inventories	160	182	164
Assets in Escrow	0	1,103	496
Other Current Assets	787	1,260	1,136

Non-Current Assets	21,728	38,406	39,933

Long Term	4,342	8,380	8,388
Recoverable and Deferred Taxes	2,094	3,772	4,026
Financial investments	24	23	24
Assets in Escrow	1,234	3,579	3,311
Other	990	1,006	1,026

Investments	2,365	47	47
Property Plant and Equipment	12,260	20,197	18,285
Intagible Assets	2,457	9,470	12,923
Deferred	304	312	290

Balance Sheet	6/30/08	3/31/09	6/30/09
TOTAL LIABILITIES	34,060	56,302	58,408

Current	5,981	14,657	16,254
Suppliers	2,880	3,108	3,316
Loans and Financing	1,576	5,560	6,404
Payroll and Related Accruals	174	448	331
Pension fund Provision	0	43	52
Payable Taxes	1,130	2,116	2,248
Dividends Payable	72	1,908	1,909
Other Accounts Payable	149	1,473	1,994

Non-Current Liabilities	13,154	27,012	28,720

Long Term	13,154	27,012	28,720
Loans and Financing	10,305	20,201	23,165
Payable Taxes	579	462	483
Contingency Provisions	2,059	3,467	2,813
Pension fund Provision	0	607	608
Outstanding authorizations	120	1,525	1,547
Other Accounts Payable	90	749	104

Minority Interest	108	4,639	3,613

Shareholders’ Equity	14,818	9,994	9,821
Capital Stock	7,419	7,419	7,434
Capital Reserve	2,187	2,206	2,211
Treasury shares	(17)	(17)	(17)
Surplus Reserve	4,224	383	368
Retained Earnings	1,006	3	(175)

August 13, 2009	www.oi.com.br/ir	28

6.3) TNL PCS – Oi

R$ Million

Income Statement	2Q08	1Q09	2Q09	1H08	1H09
Wireless Services Revenues	1,656.7	2,112.0	2,283.3	3,169.2	4,395.4
Subscription	304.6	417.1	434.3	597.1	851.3
Outgoing Calls	604.3	680.0	722.6	1,128.5	1,402.6
Domestic/Internacional Roaming	32.0	30.1	24.7	65.4	54.7
Network Usage Remuneration	545.4	757.0	846.5	1,047.8	1,603.6
Data / Value Added	122.0	166.2	188.6	233.3	354.8
Other SMP Services	(1.6)	0.0	0.0	(2.1)	0.0
Handset Sales	50.0	61.7	66.7	99.1	128.4
LD/Advanced Voice Service/Network* Revenues	104.2	113.9	93.4	210.7	207.3

Gross Operating Revenue	1,760.9	2,225.9	2,376.7	3,379.9	4,602.6

Taxes and Deductions	(538.2)	(653.2)	(669.5)	(1,008.5)	(1,322.7)

Net Operating Revenue	1,222.8	1,572.7	1,707.2	2,371.4	3,279.9

Operating Expenses	(801.7)	(1,283.1)	(1,308.4)	(1,570.5)	(2,591.5)
Cost of Services Provided	(135.6)	(345.8)	(343.8)	(301.5)	(689.7)
Cost of Goods Sold	(54.7)	(148.1)	(112.2)	(99.7)	(260.3)
Interconnection Costs	(341.5)	(358.5)	(362.8)	(657.1)	(721.3)
Selling Expenses	(240.3)	(367.7)	(436.6)	(463.2)	(804.3)
General and Administrative Expenses	(44.3)	(106.8)	(107.7)	(90.5)	(214.4)
Other Operating (Expenses) Revenue, net	14.6	43.8	54.8	41.5	98.6

EBITDA	421.0	289.6	398.8	800.9	688.5

Margin %	34.4%	18.4%	23.4%	33.8%	21.0%
Depreciation and Amortization	(190.0)	(233.5)	(244.9)	(368.8)	(478.4)

EBIT	231.0	56.1	154.0	432.1	210.1

Equity Accounting	(36.8)	(41.1)	(23.1)	(58.6)	(64.2)
Financial Expenses	(42.7)	(58.2)	(58.0)	(75.1)	(116.2)
Financial Income	102.9	92.1	81.7	198.7	173.8

Income Before Tax and Social Contribution	254.4	48.9	154.5	497.1	203.4

Income Tax and Social Contribution	(88.7)	15.3	(96.3)	(176.4)	(81.0)

Net Income	165.7	64.3	58.2	320.7	122.4

Margin %	13.6%	4.1%	3.4%	13.5%	3.7%

Balance Sheet	6/30/08	3/31/09	6/30/09

TOTAL ASSETS	11,183	12,515	12,498

Current	4,006	2,988	2,909
Cash	904	215	168
Financial investments	1,597	251	679
Accounts Receivable	516	955	926
Recoverable and Deferred Taxes	380	695	470
Inventories	123	102	90
Other Current Assets	486	768	576

Non-Current Assets	7,177	9,527	9,588

Long Term	1,485	2,713	2,637
Recoverable and Deferred Taxes	876	821	714
Loans and Financing	465	1,720	1,760
Financial investments	1	2	2
Other	143	170	161

Investments	0	0	0
Property Plant and Equipment	3,487	4,517	4,746
Intagible Assets	1,916	1,990	1,919
Deferred Assets	290	308	286

TOTAL LIABILITIES	11,183	12,515	12,498

Current Liabilities	1,971	1,841	1,615
Suppliers	1,562	1,017	910
Loans and Financing	12	27	51
Payroll and Related Accruals	28	56	33
Payable Taxes	350	441	266
Other Accounts Payable	20	300	355

Non-Current Liabilities	700	1,675	1,824

Long Term	700	1,675	1,824
Loans and Financing	454	601	724
Contingency Provisions	96	145	112
Payable Taxes	5	5	28
Outstanding authorizations	120	882	895
Other Accounts Payable	24	42	65

Shareholders’ Equity	8,512	8,999	9,059

August 13, 2009	www.oi.com.br/ir	29

6.4) Brasil Telecom Participações – BrTP Consolidated

R$ Million

Income Statement	2Q08	1Q09	2Q09	1H08	1H09
Wireline Services Revenues	3,664.3	3,876.2	3,873.2	7,236.0	7,749.4

Local Services	1,697.6	1,631.5	1,601.1	3,371.5	3,232.6

Subscription Charges	1,005.4	962.9	956.1	2,002.6	1,919.0
Local Traffic	220.8	194.2	185.6	429.9	379.8
Installation Fees	3.2	2.2	2.5	5.5	4.7
Collect Calls	0.9	0.6	0.9	1.7	1.5
Other Local Revenues	3.4	3.1	2.9	7.6	6.0
Fixed-to-Mobile (VC1)	463.9	468.5	453.0	924.3	921.5
Long Distance	647.5	696.1	627.3	1,345.9	1,323.4

Intra-State	289.0	192.3	197.8	598.9	390.1
Inter-State	67.0	55.2	57.9	125.3	113.2
Inter-Regional	125.4	52.8	52.4	271.5	105.2
International	11.7	8.1	7.2	21.6	15.4
Fixed-to-Mobile (VC2 and VC3)	154.5	387.7	311.9	328.5	699.6
Advanced Voice	33.6	32.6	33.3	68.1	65.9

Public Telephones	120.4	84.2	116.8	254.5	201.0

Additional Services	68.0	84.1	95.4	134.3	179.6

Network Usage Remuneration	97.0	83.1	81.6	173.6	164.7

Data Transmission Services	973.5	1,258.0	1,311.6	1,841.5	2,569.6

ADSL	479.2	722.4	788.4	870.2	1,510.8
Leased Lines (EILD)	106.8	108.6	111.3	212.0	219.9
Leased Lines (SLDD/SLDA)	86.6	97.6	94.1	171.8	191.6
IP Services	130.5	159.4	150.4	249.0	309.8
Packet switch and frame relay	47.2	42.8	38.7	94.2	81.5
Other Data Services	123.2	127.2	128.8	244.3	256.0
Other Wireline Services	26.6	6.6	6.1	46.5	12.6

Wireless Services Revenues	514.9	501.0	518.4	979.2	1,019.4

Subscription Charges	98.4	105.4	107.6	195.5	213.1
Outgoing Calls	150.8	167.4	162.8	285.5	330.2
Domestic/International Roaming	7.2	3.1	3.3	12.9	6.4
Network Usage Remuneration	169.1	139.0	147.6	324.4	286.6
Data / Value Added Services	30.1	58.3	63.4	62.1	121.6
Handset Sales	59.2	27.8	33.7	98.7	61.4

Gross Operating Revenue	4,179.1	4,377.2	4,391.6	8,215.2	8,768.8

Taxes and Deductions	(1,321.8)	(1,609.5)	(1,743.9)	(2,560.2)	(3,353.4)

Net Operating Revenue	2,857.3	2,767.7	2,647.7	5,655.0	5,415.4

Operating Expenses	(1,705.6)	(2,306.9)	(3,221.3)	(3,548.1)	(5,528.2)
Cost of Services	(493.4)	(535.1)	(590.2)	(986.5)	(1,125.2)
Cost of Goods Sold	(90.0)	(64.3)	(46.1)	(150.7)	(110.4)
Interconnection Costs	(554.8)	(513.4)	(497.0)	(1,118.4)	(1,010.4)
Selling Expenses	(289.5)	(417.2)	(350.1)	(628.4)	(767.3)
General and Administrative Expenses	(282.6)	(229.6)	(247.4)	(543.7)	(477.0)
Other Operating (Expenses) Revenue, net	4.7	(547.3)	(1,490.5)	(120.4)	(2,037.9)

EBITDA	1,151.7	460.8	(573.6)	2,106.9	(112.8)

Margin %	40.3%	16.7%	-21.7%	37.3%	-2.1%
Depreciation and Amortization	(520.1)	(495.9)	(496.5)	(1,056.3)	(992.4)

EBIT	631.6	(35.1)	(1,070.2)	1,050.6	(1,105.2)

Equity Accounting	13.7	4.7	(0.1)	13.4	4.6
Financial Expenses	(219.8)	(212.2)	(189.1)	(438.3)	(401.3)
Financial Income	164.2	181.2	217.7	375.7	398.9

Income Before Tax and Social Contribution	589.8	(61.4)	(1,041.7)	1,001.3	(1,103.0)

Income Tax and Social Contribution	(216.9)	12.0	355.5	(272.4)	367.5
Minority Interest	(105.0)	26.0	236.7	(211.1)	262.7

Net Income	267.9	(23.4)	(449.5)	517.8	(472.8)

Margin %	9.4%	-0.8%	-17.0%	9.2%	-8.7%

Outstanding Shares - Thousand (exc.-treasury)	362,488	362,488	362,488	362,488	362,488
Income per share (R$)	0.739	(0.064)	(1.240)	1.429	(1.304)
Income per ADR (US$)	0.446	(0.037)	(0.749)	0.843	(0.769)

August 13, 2009	www.oi.com.br/ir	30

6.4) Brasil Telecom Participações – BrTP Consolidated (Continued)

		R$ Million
Balance Sheet	30/6/08	12/31/09	6/30/09
TOTAL ASSETS	17,820	19,507	18,990

Current	7,361	6,041	6,488
Cash	106	1,305	1,549
Financial investments	2,973	552	318
Accounts Receivable	2,249	2,123	2,092
Recoverable Taxes	1,289	1,062	1,362
Inventories	53	52	49
Assets in Escrow	453	730	868
Other Current Assets	237	217	249
Non-Current Assets	10,460	13,466	12,502
Long Term	3,615	6,239	5,625
Recoverable and Deferred Taxes	1,889	2,097	2,455
Assets in Escrow	1,634	2,462	1,433
Loans to Related Parties	0	1,523	1,574
Other	92	157	163
Investments	3	5	5
Property Plant and Equipment	5,263	5,510	5,229
Intagible Assets	1,578	1,712	1,644

Balance Sheet	30/6/08	12/31/09	6/30/09
TOTAL LIABILITIES	17,820	19,507	18,990

Current	4,718	4,676	5,041
Suppliers	1,409	1,586	1,362
Loans and Financing	542	921	957
Payroll and Related Accruals	188	130	125
Payable Taxes	1,127	952	1,043
Dividends Payable	338	412	412
Other Accounts Payable	1,113	674	1,142
Non-Current Liabilities	5,602	7,057	6,861
Long Term	5,602	7,057	6,861
Loans and Financing	3,704	3,983	3,867
Payable and Deferred Taxes	249	464	557
Contingency Provisions	710	1,161	937
Outstanding authorizations	185	643	652
Other Accounts Payable	754	805	849
Minority Interest	1,940	2,023	1,786
Shareholders’ Equity	5,559	5,752	5,302

August 13, 2009	www.oi.com.br/ir	31

6.5) Brasil Telecom – BrTO Consolidated

	R$ Million
Income Statement	2Q08	1Q09	2Q09	1H08	1H09
Wireline Services Revenues	3,651.4	3,876.2	3,873.2	7,223.1	7,749.4

Local Services	1,528.5	1,631.5	1,601.1	3,202.4	3,232.6

Subscription Charges	799.2	962.9	956.1	1,796.5	1,919.0
Local Traffic	257.6	194.2	185.6	466.6	379.8
Installation Fees	3.2	2.2	2.5	5.5	4.7
Collect Calls	0.9	0.6	0.9	1.7	1.5
Other Local Revenues	2.8	3.1	2.9	7.0	6.0
Fixed-to-Mobile (VC1)	464.7	468.5	453.0	925.2	921.5
Long Distance	778.2	696.1	627.3	1,476.6	1,323.4

Intra-State	117.5	192.3	197.8	427.5	390.1
Inter-State	67.0	55.2	57.9	125.3	113.2
Inter-Regional	(29.4)	52.8	52.4	116.8	105.2
International	11.8	8.1	7.2	21.7	15.4
Fixed-to-Mobile (VC2 and VC3)	611.3	387.7	311.9	785.3	699.6
Advanced Voice	43.7	32.6	33.3	78.2	65.9

Public Telephones	120.4	84.2	116.8	254.5	201.0

Additional Services	56.5	84.1	95.4	122.9	179.6

Network Usage Remuneration	97.0	83.1	81.6	173.6	164.7

Data Transmission Services	1,031.0	1,258.0	1,311.6	1,899.0	2,569.6

Other	(4.0)	6.6	6.1	15.9	12.6

Wireless Services Revenues	527.7	501.0	518.4	992.1	1,019.4

Subscription Charges	98.4	105.4	107.6	195.5	213.1
Outgoing Calls	154.0	167.4	162.8	288.7	330.2
Domestic/International Roaming	4.1	3.1	3.3	9.8	6.4
Network Usage Remuneration	169.1	139.0	147.6	324.4	286.6
Data / Value Added Services	42.9	58.3	63.4	75.0	121.6
Handset Sales	59.2	27.8	33.7	98.8	61.4

Gross Operating Revenue	4,179.1	4,377.2	4,391.6	8,215.2	8,768.8

Taxes and Deductions	(1,320.6)	(1,609.5)	(1,743.9)	(2,559.0)	(3,353.4)

Net Operating Revenue	2,858.5	2,767.7	2,647.7	5,656.2	5,415.4

Operating Expenses	(1,732.5)	(2,299.3)	(3,218.5)	(3,584.2)	(5,517.8)
Cost of Services Provided	(493.4)	(535.1)	(590.2)	(986.5)	(1,125.2)
Cost of Goods Sold	(90.0)	(64.3)	(46.1)	(150.7)	(110.4)
Interconnection Costs	(554.8)	(513.4)	(497.0)	(1,118.4)	(1,010.4)
Selling Expenses	(289.5)	(417.2)	(350.0)	(628.4)	(767.2)
General and Administrative Expenses	(277.9)	(222.7)	(244.1)	(534.0)	(466.7)
Other Operating (Expenses) Revenue, net	(26.8)	(546.7)	(1,491.1)	(166.2)	(2,037.8)

EBITDA	1,126.0	468.4	(570.8)	2,072.0	(102.4)

Margin %	39.4%	16.9%	-21.6%	36.6%	-1.9%
Depreciation and Amortization	(518.4)	(495.9)	(496.5)	(1,053.0)	(992.4)

EBIT	607.6	(27.5)	(1,067.3)	1,019.0	(1,094.8)

Equity Accounting	0.0	(0.0)	0.0	0.0	0.0
Financial Expenses	(221.2)	(209.7)	(187.6)	(422.8)	(397.3)
Financial Income	123.7	122.7	160.8	291.7	283.5

Income Before Tax and Social Contribution	510.0	(114.5)	(1,094.1)	887.9	(1,208.5)

Income Tax and Social Contribution	(189.0)	34.9	373.1	(243.4)	408.1
Minority Interest	(0.1)	(0.0)	(1.4)	0.7	(1.4)

Net Income	320.9	(79.6)	(722.3)	645.3	(801.9)

Margin %	11.2%	-2.9%	-27.3%	11.4%	-14.8%

Outstanding Shares Thousand (exc.-treasury)	547,434	547,719	547,719	547,434	547,719
Income per share (R$)	0.586	(0.145)	(1.319)	1.179	(1.464)

August 13, 2009	www.oi.com.br/ir	32

6.5) Brasil Telecom – BrTO Consolidated (Continued)

	R$ Million
Balance Sheet	30/6/08	12/31/09	6/30/09
TOTAL ASSETS	16,056	17,709	17,142

Current	5,909	5,774	6,199
Cash	106	1,058	1,297
Financial investments	1,596	545	317
Accounts Receivable	2,249	2,123	2,092
Recoverable Taxes	1,221	1,046	1,328
Inventories	7	52	49
Other Current Assets	730	949	1,116

Non-Current Assets	10,147	11,935	10,943

Long Term	3,312	4,714	4,071
Recoverable and Deferred Taxes	1,592	1,802	2,169
Assets in Escrow	1,628	2,456	1,427
Other	92	457	475

Investments	4	5	5
Property Plant and Equipment	5,263	5,509	5,228
Intagible Assets	1,568	1,706	1,638

Balance Sheet	30/6/08	12/31/09	6/30/09
TOTAL LIABILITIES	16,056	17,709	17,142

Current	4,539	4,499	4,847
Suppliers	1,409	1,586	1,362
Loans and Financing	540	921	957
Payroll and Related Accruals	189	130	125
Payable Taxes	1,087	932	1,007
Dividends Payable	270	330	330
Other Accounts Payable	1,043	599	1,067

Non-Current Liabilities	5,593	7,045	6,849

Long Term	5,593	7,045	6,849
Loans and Financing	3,704	3,983	3,867
Payable and Deferred Taxes	244	457	548
Contingency Provisions	706	1,157	933
Outstanding authorizations	184	643	652
Other Accounts Payable	755	805	849

Minority Interest	(3)	(6)	(3)

Shareholders’ Equity	5,927	6,171	5,449

August 13, 2009	www.oi.com.br/ir	33

6.6) 14 Brasil Telecom Celular – BrT Móvel

			R$ Million
Income Statement	2Q08	1Q09	2Q09	1H08	1H09
Wireless Services Revenues	627.2	610.4	626.0	1,203.9	1,236.4

Subscription	98.4	105.4	107.6	195.5	213.1
Outgoing Calls	153.3	169.0	164.3	290.9	333.3
Domestic/Internacional Roaming	6.2	3.1	3.3	9.8	6.4
Network Usage Remuneration	272.7	246.7	253.8	534.0	500.5
Data / Value Added	37.4	58.3	63.4	75.0	121.6
Handset Sales	59.2	27.8	33.7	98.8	61.4

Gross Operating Revenue	627.2	610.4	626.0	1,203.9	1,236.4

Taxes and Deductions	(164.4)	(167.3)	(168.8)	(315.1)	(336.1)

Net Operating Revenue	462.8	443.1	457.2	888.8	900.3

Operating Expenses	(432.2)	(390.7)	(428.2)	(843.1)	(818.9)
Cost of Services Provided	(88.4)	(92.6)	(94.3)	(180.1)	(186.9)
Cost of Goods Sold	(90.0)	(64.3)	(46.1)	(150.7)	(110.4)
Interconnection Costs	(143.6)	(123.2)	(135.3)	(289.5)	(258.5)
Selling Expenses	(95.9)	(97.4)	(132.8)	(194.7)	(230.1)
General and Administrative Expenses	(17.6)	(16.6)	(24.2)	(36.0)	(40.8)
Other Operating (Expenses) Revenue, net	3.3	3.3	4.6	7.8	7.8

EBITDA	30.6	52.4	29.0	45.7	81.4

Margin %	6.6%	11.8%	6.3%	5.1%	9.0%
Depreciation and Amortization	(104.6)	(128.3)	(133.6)	(202.3)	(261.9)

EBIT	(74.0)	(75.9)	(104.6)	(156.6)	(180.4)

Financial Expenses	(21.2)	(22.9)	(25.1)	(37.1)	(48.0)
Financial Income	44.9	46.1	55.1	86.2	101.2

Income Before Tax and Social Contribution	(50.3)	(52.6)	(74.5)	(107.6)	(127.2)

Income Tax and Social Contribution	23.5	16.8	24.4	42.7	41.3

Net Income	(26.9)	(35.8)	(50.1)	(64.9)	(85.9)

Margin %	-5.8%	-8.1%	-11.0%	-7.3%	-9.5%

Balance Sheet	30/6/08	3/31/09	6/30/09
TOTAL ASSETS	4,507	4,792	4,648

Current	2,009	1,732	1,638
Cash	6	25	13
Financial investments	1,033	718	622
Accounts Receivable	181	192	207
Recoverable Taxes	168	190	181
Inventories	47	0	47
Other Current Assets	574	607	569

Non-Current Assets	2,498	3,060	3,010

Long Term	680	1,055	1,081
Recoverable and Deferred Taxes	669	737	760
Other	12	318	321

Property Plant and Equipment	846	1,038	977
Intagible Assets	971	968	952

TOTAL LIABILITIES	4,507	4,792	4,648

Current	983	720	605
Suppliers	317	413	301
Loans and Financing	1	26	7
Payroll and Related Accruals	10	8	7
Payable Taxes	72	84	90
Outstanding authorizations	489	95	96
Other Accounts Payable	94	96	103

Non-Current Liabilities	362	1,034	1,054

Long Term	362	1,034	1,054
Loans and Financing	119	312	311
Payable Taxes	12	17	45
Contingency Provisions	17	36	18
Outstanding authorizations	185	643	648
Other Accounts Payable	28	26	32

Shareholders’ Equity	3,163	3,038	2,989

August 13, 2009	www.oi.com.br/ir	34

RELEVANT INFORMATION

I) CVM instruction 358, article 12: The controlling shareholders, direct or indirect, and the shareholders electing members o the Board of Directors or the Statutory Audit Committee, as well as any individual or company, or group of people acting together or representing a similar interest, reaching participation, direct or indirect, of 5% (five per cent) or more of a type or class of shares representing the capital of a public company capital, must inform the CVM, and the Company in accordance with terms of the article.

Oi guides its shareholders to comply with the terms of article 12 of CVM Instruction 358, however it cannot be held responsible for the disclosure of information on acquisition or sale, by third parties, of participation that corresponds to 5% or more of a type or class of shares that represents its capital or that is entitled to rights over these shares and further securities issued.

Shares TNE	Capital	Treasury	Controlling Shares	Free-Float
Common	130,611,732	3,036,149	68,504,187	59,071,396
Preferred	261,223,463	6,374,295	0	254,849,168

Total	391,835,195	9,410,444	68,504,187	313,920,564

Shares TMAR	Capital	Treasury	Controlling Shares	Free-Float
Common	107,063,093	0	104,227,873	2,835,220
Preferred (A)	130,487,295	223,500	104,329,417	25,934,378
Preferred (B)	1,063,967	0	6	1,063,961

Total	238,614,355	223,500	208,557,296	29,833,559

Shares BRTP	Capital	Treasury	Controlling Shares	Free-Float
Common	134,031,688	1,480,800	121,545,213	11,005,675
Preferred	229,937,525	0	76,645,842	153,291,683

Total	363,969,213	1,480,800	198,191,055	164,297,358

Shares BRTO	Capital	Treasury	Controlling Shares	Free-Float
Common	249,597,049	0	247,948,052	1,648,997
Preferred	311,353,240	13,231,556	179,867,686	118,253,998

Total	560,950,289	13,231,556	427,815,738	119,902,995

OBS: Shareholder structure as of June 30, 2009

II) This report contains forecasts and/or estimates regarding future events. These projections were carefully compiled based on the present scenario and work in progress, together with the corresponding expectations. The use of forward-looking statements, such as, but not limited to: “project”, “estimate”, “expect”, “predict”, “plan”, “anticipate”, is intended to indicate possible trends that, inevitably, involve uncertainty and risk and whose future results may differ from current expectations. Oi cannot be held responsible for the transactions or investment decisions of third parties based on these forecasts and/or estimates. The information presented has not been audited and may therefore differ from the final audited results.

August 13, 2009	www.oi.com.br/ir	35

Oi – Investor Relations

Roberto Terziani	55 (21) 3131-1208	rterziani@oi.net.br
Carolina Gava Silveira	55 (21) 3131-1314	ana.silveira@oi.net.br
Flávia Menezes de Oliveira	55 (21) 3131-1332	flavia@oi.net.br

Global Consulting Group

Lucia Domville	1 (646) 284-9416	ldomville@hfgcg.com

August 13, 2009	www.oi.com.br/ir	36

CONFERENCE CALL 2Q09 August 14, 2009 Investor Relations Exhibit 2

Investor Relations |
Oi and BrT Integration
Status of the Process of Operational Integration
Market and Channels
Launch of Oi brand in Region II
Migration of stores, kiosks and
public phones
Training of call center personnel
and attendants
Launch of mobile plans (pre-
paid, Oi Controle and Oi Conta)
Implementation of a single
operational model for sales and
customers service
Consolidation of national
approach in Corporate segment
Engineering and Network Opex Synergies
Conclusion of operational integration
of telecom networks
Integration of 2 Network Operations
Centers of the former Oi and BrT in
Rio de Janeiro
Revision of outsourcing model for
the internal and external plants,
obtaining quality gains and reduction
in expenses with network
maintenance
Centralization of senior executives
and unification of areas in Rio de
Janeiro
More than 40 initiatives
implemented in various areas:
Renegotiation of contracts with
70% of our suppliers
Revision and integration of the
company’s logistics model
Cuts in costs with roaming, COGS
and interconnection
Synergies began to be effectively captured already in 2Q09
2
Single Brand and Synergies: 1H09 Achievements

Investor Relations |
Consolidated RGUs
Million
+17.6%
50.9
59.8
2Q08
2Q09
Net
Additions
Customer Base
Million
2Q08 2Q09
8.9
2Q08
2Q09
Fixed Lines Broadband* Mobile Telephony
-1.1%
* Includes Oi TV’s cable users (50,000 clients)
Consolidated Revenue Generating Units
Net adds driven by mobile and broadband, leading to an 18% growth of Oi’s RGUs
2Q08 2Q09
15.7% 34.0%
• Total broadband net additions in 2Q09: 268 thousand, 44%
above the second quarter of 2008
• Fixed + mobile broadband : 4.3 mm clients
3

Investor Relations |
Consolidated Mobile Users
Mobile net adds boosted by São Paulo operations and launch of “Oi” brand in Region II
Mobile Customer Base
Million
25.3
2Q08 2Q09
RI
Net Additions
RII RIII
3.2
1.7
3.6
33.9
21.3
4.0
28.7
5.2
Post-paid Prepaid
16% 34%
4
•
Prepaid
– 87% of net additions since June/08
– 85% of total mobile customer base by the
end of the quarter
•
Post-paid
– Oi Conta Total amounted to 1.3 million in
June/09, 63.0% above June/08
– The bundle product accounts for 31% of
Oi’s Region I post-paid users (area where
product is available)
•
National Market Share of 21.5% in June/09,
as follows:
– 30.3% in Region I (leader)
– 16.2% in Region II (14.3% in June/08)
– 9% in Region III (8 months after start-up)

Investor Relations |
Financial Performance – Consolidated Gross Revenue
Data services offset reduction in traditional fixed revenue; increase in mobile revenue, driven mainly by subscriber growth
2Q08 2Q09
Consolidated Gross Revenue
10,869
11,184
0.5%
2Q08
Fixed
Mobile
2.9%
R$ Million
Consolidated Gross Fixed Revenues Growth– 2Q09 x 2Q08
R$ Million
Data
Others*
Mobile +
Additional
Services
Network
Usage
Local
Service
Public
Phones
TOTAL
12.9%
Long
Distance
319 50
168
5
20
13
17
46
Consolidated Gross Mobile Revenues Growth– 2Q09 x 2Q08
R$ Million
Subscriptions Network
Usage
Originated
Calls
Handset
Revenue
Roaming TOTAL
Data
and VAS
109
67
74
46
15
11
269
5
* Advanced voice and other revenues

Investor Relations |
Financial Performance – Consolidated Operating Costs and Expenses
Recurring costs stable in relation to last year
Consolidated Operating Costs and Expenses
R$ Million
4,979
Recurring and
Comparable
2Q09
* According to the contract, the subsidized post-paid handsets allowed for a deferral per handset, which was amortized in a 12-month period (contract period). This practice resulted from the fact that retail customers were charged a penalty for early cancellation or migration to pre-paid.
4,853
Non-comparable
items
4,566
Accounting
2Q08
Non-recurring
Items
Recurring
2Q08
5,043 4,855
-5.9%
Stable
6
Accounting
2Q09
Non-recurring
Items
Recurring
2Q09
2Q09
2Q08

Investor Relations |
35.1%
33.5%
2.323
2.435
7
Financial Performance – Consolidated EBITDA
Recurring consolidated EBITDA mainly affected by São Paulo start-up
Consolidated EBITDA – Oi (TNLP)
R$ Million; Margin %
Non-recurring items
2Q08
Adjusted
2Q09
Adjusted
Adjusted EBITDA Margin

Investor Relations |
Consolidated Financial Performance
Net result impacted mainly by temporary tax distortions resulting from the amortization of the goodwill generated with BrTP’s acquisition
Consolidated Net Financial Result
R$ Million
Net Income
R$ Million
• Factors affecting net income:
– Higher net financial expenses
– Goodwill amortization derived from the
acquisition of Brasil Telecom
– Temporary fiscal effects (amortization
expenses without benefits of tax credits)
2Q08 2Q09
2Q08
2Q09
+R$427 mm
Depreciation and Amortization
R$ Million
2Q08
2Q09
+R$206 mm
8

1.2
2.4
9.5
0.7
4.1
21.1
1.3
5.1
23.2

4.7
5.4
4.1
3.0
5.5

5.7
19.2
21.7

Investor Relations |
• Debt in foreign currency and swaps: 21.6% of
total debt as of June/2009
• Foreign exchange exposure: 1.7% of total debt as
of June/09
• Effective cost of debt: 11.45% (105% of CDI)
• Net Debt/adjusted EBITDA: 2.2x (LTM)
Financial Performance – Consolidated Debt
Net debt impacted by disbursements for tag-along offer
Consolidated Gross Debt
R$ Billion
Jun/08 Mar/09
13.1
25.9
Local Currency
Foreign Currency
Hedge
Jun/09
29.6
Jun/08 Mar/09 Jun/09
Consolidated Net Debt
R$ Billion
Gross Debt Amortization
Billion
2010 2011 2012 2013 From
2014 on
9

Investor Relations |
• Consolidated CAPEX:
– 13% of 2Q09 net revenue (vs. 35% in
2Q08)
– 77% directed to growth business
(50% Wireless and 27%
Data/Broadband)
• Fixed Telephony Capex:
– Decrease related to high volume
allocated to data/broadband
expansion and adaptation of stations
to number portability in 2Q08
• Mobile Telephony Capex:
– Reduction due to accounting of 2G/3G
licenses and first investments in São
Paulo
Financial Performance – Consolidated CAPEX
Consolidated CAPEX down significantly YoY due to non-recurring investments in that quarter
CAPEX
R$ Million
2Q08 2Q09
940
Fixed
Mobile
2,599
-64%
10

Q&A